UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 4, 2011

Commission File Number:  1-13546

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- __________

Enclosure:  STMicroelectronics N.V.’s Third Quarter and Nine Months ended October 1, 2011:

•	Operating and Financial Review and Prospects;

•
Unaudited Interim Consolidated Statements of Income, Balance Sheets, Statements of Cash Flow, and Statements of Changes in Equity and related Notes for the three months and nine months ended October 1, 2011; and

•	Certifications pursuant to Sections 302 (Exhibits 12.1 and 12.2) and 906 (Exhibit 13.1) of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with our Unaudited Interim Consolidated Statements of Income, Balance Sheets, Statements of Cash Flow and Statements of Changes in Equity for the three months and nine months ended October 1, 2011 and Notes thereto included elsewhere in this Form 6-K, and our annual report on Form 20-F for the year ended December 31, 2010 as filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on March 7, 2011 (the “Form 20-F”).  The following discussion contains statements of future expectations and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “Critical Accounting Policies Using Significant Estimates”, “Business Outlook” and “Liquidity and Capital Resources—Financial Outlook”.  Our actual results may differ significantly from those projected in the forward-looking statements.  For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements in addition to the factors set forth below, see “Cautionary Note Regarding Forward-Looking Statements” and “Item 3.  Key Information—Risk Factors” included in the Form 20-F.  We assume no obligation to update the forward-looking statements or such risk factors.

Our Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) is provided in addition to the accompanying consolidated financial statements and notes to assist readers in understanding our results of operations, financial condition and cash flows.  Our MD&A is organized as follows:

•
Critical Accounting Policies using significant estimates, which we believe are most important to understanding the assumptions and judgments incorporated in our reported financial results and forecasts.

•
Business Overview, a discussion of our business and overall analysis of financial and other relevant highlights of the three months and nine months ended October 1, 2011 designed to provide context for the other sections of the MD&A.

•	Business Outlook, our expectations for selected financial items for the next quarter.

•	Other Developments in 2011.

•	Results of Operations, containing a sequential and year-over-year analysis of our financial results for the three months and nine months ended October 1, 2011 as well as segment information.

•	Legal Proceedings, describing the status of open legal proceedings.

•	Related Party Transactions, disclosing transactions with related parties.

•	Discussion of the impact of changes in exchange rates, interest rates and equity prices on our activity and financial results.

•	Liquidity and Capital Resources, presenting an analysis of changes in our balance sheets and cash flows, and discussing our financial condition and potential sources of liquidity.

•	Backlog and Customers, discussing the level of backlog and sales to our key customers.

•	Disclosure Controls and Procedures.

•	Cautionary Note Regarding Forward-Looking Statements.

Critical Accounting Policies Using Significant Estimates

The preparation of our Unaudited Consolidated Financial Statements in accordance with U.S. GAAP requires us to make estimates and assumptions.  The primary areas that require significant estimates and judgments by us include, but are not limited to:

•	sales returns and allowances;

•	determination of the best estimate of selling price for deliverables in multiple element sale arrangements;

•	inventory reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory;

•	provisions for litigation and claims;

•
valuation at fair value of acquired assets including intangibles, goodwill, investments and tangible assets, and assumed liabilities in a business combination, as well as the impairment of their related carrying values;

•	annual and trigger based impairment review of our goodwill and intangible assets, as well as an assessment, in each reporting period, of events, which could trigger interim impairment testing;

•	estimated value of the consideration to be received and used as fair value for asset groups classified as assets to be disposed of by sale and the assessment of probability of realizing the sale;

•	determination of fair value on nonmonetary exchanges of assets;

•	measurement of the fair value of debt and equity securities, for which no observable market price is obtainable;

•	assessment of credit losses and other-than-temporary impairment charges on financial assets;

•	valuation of noncontrolling interest and repurchase of remaining interest on certain investments;

•	restructuring charges;

•	assumptions used in calculating pension obligations; and

•	determination of the amount of taxes estimated for the full year, including deferred income tax assets and valuation allowances, and provisions for uncertain tax positions and claims.

We base the estimates and assumptions on historical experience and on various other factors such as market trends and the latest available business plans that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities.  While we regularly evaluate our estimates and assumptions, the actual results we experience could differ materially and adversely from our estimates.  To the extent there are material differences between our estimates and actual results, future results of operations, cash flows and financial position could be significantly affected.  With respect to Wireless, our accounting relies on estimates based on the business plan of ST-Ericsson, as submitted and reviewed by ST-Ericsson’s CEO to ST-Ericsson’s Board of Directors.

Our Consolidated Financial Statements include the ST-Ericsson joint ventures; in particular, we fully consolidate ST-Ericsson SA and related affiliates (“JVS”), which is owned 50% plus a controlling share by us and is responsible for the full commercial operations of the Wireless business, primarily sales and marketing.  The other joint venture is focused on fundamental R&D activities.  Its parent company is ST-Ericsson AT SA (“JVD”), which is owned 50% plus a controlling share by Ericsson and is therefore accounted for by us under the equity method.

We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our Consolidated Financial Statements:

Revenue recognition.  Our policy is to recognize revenues from sales of products to our customers when all of the following conditions have been met:  (a) persuasive evidence of an arrangement exists; (b) delivery has occurred; (c) the selling price is fixed or determinable; and (d) collectability is reasonably assured.  Our revenue recognition usually occurs at the time of shipment.

Consistent with standard business practice in the semiconductor industry, price protection is granted to distributor customers on their inventory of our products to compensate them for declines in market prices.  We accrue a provision for price protection based on a rolling historical price trend computed on a monthly basis as a percentage of gross distributor sales.  This historical price trend represents differences in recent months between the invoiced price and the final price to the distributor adjusted, if required, to accommodate for a significant change in the current market price.  We record the accrued amounts as a deduction of revenue at the time of the sale.  The ultimate decision to authorize a distributor refund remains fully within our control.  The short outstanding inventory time period, our ability to foresee changes in standard inventory product pricing (as opposed to pricing for certain customized products) and our lengthy distributor pricing history, have enabled us to reliably estimate price protection provisions at period-end.  If market conditions differ from our assumptions, this could have an impact on future periods.  In particular, if market conditions were to deteriorate, net revenues could be reduced due to higher product returns and price reductions at the time these adjustments occur, which could severely impact our profitability.

Our customers occasionally return our products for technical reasons.  Our standard terms and conditions of sale provide that if we determine that our products are non-conforming, we will repair or replace them, or issue a credit or rebate of the purchase price.  In certain cases, when the products we have supplied have been proven to be defective, we have agreed to compensate our customers for claimed damages in order to maintain and enhance our business relationship.  Quality returns are not related to any technological obsolescence issues and are identified shortly after sale in customer quality control testing.  We provide for such returns when they are considered probable and can be reasonably estimated.  We record the accrued amounts as a reduction of revenue.

Any potential warranty claims are subject to our determination that we are at fault and liable for damages, and that such claims usually must be submitted within a short period following the date of sale.  This warranty is given in lieu of all other warranties, conditions or terms expressed or implied by statute or common law.  Our contractual terms and conditions typically limit our liability to the sales value of the products that gave rise to the claim.

Our insurance policy relating to product liability only covers physical and other direct damages caused by defective products.  We carry limited insurance against immaterial, non-consequential damages in the event of a product recall.  We record a provision for warranty costs as a charge against cost of sales based on historical trends of warranty costs incurred as a percentage of sales which we have determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period.

We maintain an allowance for doubtful accounts for estimated potential losses resulting from our customers’ inability to make required payments.  We base our estimates on historical collection trends and record a provision accordingly.  Furthermore, we are required to evaluate our customers’ financial condition periodically and record a provision for any specific account that we consider doubtful.  In the nine months of 2011, we did not record any new material specific provision related to bankrupt customers.  If we receive information that the financial condition of our customers has deteriorated, resulting in an impairment of their ability to make payments, additional allowances could be required.

While the majority of our sales agreements contain standard terms and conditions, we may, from time to time, enter into agreements that contain multiple elements or non-standard terms and conditions, which require revenue recognition judgments.  In such cases, following the guidance related to revenue recognition, we allocate the revenue to different deliverables qualifying as separate units of accounting based on vendor specific objective evidence, third party evidence or our best estimates of selling prices of the separable deliverables.

Business combinations and goodwill.  The purchase accounting method applied to business combinations requires extensive use of estimates and judgments to allocate the purchase price to the fair value of the identifiable assets acquired.  If the assumptions and estimates used to allocate the purchase price are not correct or if business conditions change, purchase price adjustments or future asset impairment charges could be required.  At October 1, 2011, the value of goodwill amounted to $1,066 million.

Impairment of goodwill.  Goodwill recognized in business combinations is not amortized but is tested for impairment at least annually in the third quarter, or more frequently if a triggering event indicating a possible impairment exists.  Goodwill subject to potential impairment is tested at a reporting unit level, which represents a component of an operating segment for which discrete financial information is available.  Our reporting unit “Wireless” includes ST-Ericsson JVS, which is consolidated in our accounts.  This impairment test determines whether the fair value of each reporting unit for which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit, including its allocated goodwill.  If lower, the implied fair value of the reporting unit goodwill is then compared to the carrying value of the goodwill and an impairment charge is recognized for any excess.  In determining the fair value of a reporting unit, we use the lower of a value determined by applying a market approach with financial metrics of comparable public companies compared to an estimate of the expected discounted future cash flows associated with the reporting unit on the basis of the most updated five-year business plan.  Significant management judgments and estimates are used in forecasting the future discounted cash flows.  Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market, our sales expectations and our costs evaluation, and are consistent with the plans and estimates that we use to manage our business.  It is possible, however, that the plans and estimates used may prove to be incorrect, and future adverse changes in market conditions, changes in strategies, lack of performance of major customers or operating results of acquired businesses that are not in line with our estimates may require impairment of certain goodwill.

The below table presents the results of our most recent impairment tests:

Date of most recent impairment test	Reporting Unit	% estimated fair value exceeds carrying value
Q3 2011	HED	275
Q3 2011	MMS	399
Q3 2011	Wireless	81

We will continue to monitor the carrying value of our assets, in particular, our Wireless segment, which registered a lower ratio fair value carrying value in the above table, and which experienced a material decline in the revenues in the last several quarters.  If market conditions deteriorate or our Wireless business experiences a lack of or delay in results, in particular with respect to design-wins with customers to generate future revenues, this could result in future non-cash impairment charges against earnings, and, as a result, in a requirement to revalue our investment in ST-Ericsson.  Further impairment charges could also result from new valuations triggered by changes in our product portfolio or by strategic transactions, particularly in the event of a downward shift in future revenues or operating cash flows in relation to our current plans or in case of capital injections by or equity transfers to third parties at a value lower than the one underlying our carrying amount.

Intangible assets subject to amortization.  Intangible assets subject to amortization include intangible assets purchased from third parties recorded at cost and intangible assets acquired in business combinations recorded at fair value, comprised of technologies and licenses, trademarks and contractual customer relationships and computer software.  Intangible assets with finite useful lives are reflected net of any impairment losses and are amortized over their estimated useful life.  We evaluate each period whether there is reason to suspect that intangible assets held for use might not be recoverable.  In determining recoverability, we initially assess whether the carrying value exceeds the undiscounted cash flows associated with the intangible assets.  If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value.  An impairment loss is recognized for the excess of the carrying amount over the fair value.  We normally estimate the fair value using a market approach with financial metrics of comparable public companies and estimate the expected discounted future cash flows associated with the intangible assets.  Significant management judgments and estimates are required to forecast the future operating results used in the discounted cash flow method of valuation.  Our evaluations are based on financial plans, including the plan we receive from ST-Ericsson, updated with the latest available projections of growth in the semiconductor market and our sales expectations.  They are consistent with the plans and estimates that we use to manage our business.  It is possible, however, that the plans and estimates used may be incorrect and that future adverse changes in market conditions or operating results of businesses acquired may not be in line with our estimates and may therefore require us to recognize impairment charges on certain intangible assets.

We considered the material decline in our Wireless revenues and increased level of losses as a triggering event to perform additional impairment tests during the first and second quarters 2011, in addition to our annual impairment test in the third quarter.  On the basis of the estimates and assumptions set forth in the latest business plan provided by ST-Ericsson, we did not record any intangible assets impairment charge in the nine months of 2011.  However, many of the factors used in the business plan to assess fair values are outside our control as ST-Ericsson is a joint venture between Ericsson and us.  The estimates used in such analyses are also subject to change.  We will continue to monitor the carrying value of our assets.  If market conditions deteriorate or our Wireless business experiences a lack of or delay in results, in particular with respect to design-wins with customers to generate future revenues, this could result in future non-cash impairment charges against earnings, and, as a result, in a requirement to revalue our investment in ST-Ericsson.  Further impairment charges could also result from new valuations triggered by changes in our product portfolio or by strategic transactions, particularly in the event of a downward shift in future revenues or operating cash flows in relation to our current plans or in case of capital injections by or equity transfers to third parties at a value lower than the one underlying our carrying amount.

At October 1, 2011, the value of intangible assets subject to amortization amounted to $681 million.

Property, plant and equipment.  Our business requires substantial investments in technologically advanced manufacturing facilities, which may become significantly underutilized or obsolete as a result of rapid changes in demand and ongoing technological evolution.  We estimate the useful life for the majority of our manufacturing equipment, the largest component of our long-lived assets, to be six years, except for our 300-mm manufacturing equipment whose useful life is estimated to be ten years.  This estimate is based on our experience using the equipment over time.  Depreciation expense is a major element of our manufacturing cost structure.  We begin to depreciate newly acquired equipment when it is placed into service.

We evaluate each period whether there is reason to suspect impairment on tangible assets or groups of assets held for use and we perform an impairment review when there is reason to suspect that the carrying value of these long-lived assets might not be recoverable.  In determining the recoverability of assets to be held and used, we initially assess whether the carrying value exceeds the undiscounted cash flows associated with the tangible assets or group of assets.  If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value.  We normally estimate this fair value based on independent market appraisals or the sum of discounted future cash flows, using assumptions such as the utilization of our fabrication facilities and the ability to upgrade such facilities, change in the selling price and the adoption of new technologies.  We also evaluate and adjust, if appropriate, the assets’ useful lives at each balance sheet date or when impairment indicators are identified.  Assets classified as held for sale are reported as current assets at the lower of their carrying amount and fair value less costs to sell and are not depreciated.  Costs to sell include incremental direct costs to transact the sale that we would not have incurred except for the decision to sell.

Our evaluations are based on financial plans updated with the latest projections of growth in the semiconductor market and our sales expectations, from which we derive the future production needs and loading of our manufacturing facilities, and which are consistent with the plans and estimates that we use to manage our business.  These plans are highly variable due to the high volatility of the semiconductor business and therefore are subject to continuous modifications.  If future growth differs from the estimates used in our plans, in terms of both market growth and production allocation to our manufacturing plants, this could require a further review of the carrying amount of our tangible assets and result in a potential impairment loss.

Inventory.  Inventory is stated at the lower of cost or market value.  Cost is based on the weighted average cost by adjusting the standard cost to approximate actual manufacturing costs on a quarterly basis; therefore, the cost is dependent on our manufacturing performance.  In the case of underutilization of our manufacturing facilities, we estimate the costs associated with the excess capacity.  These costs are not included in the valuation of inventory but are charged directly to cost of sales.  Market value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses and cost of completion.  As required, we evaluate inventory acquired in business combinations at fair value, less completion and distribution costs and related margin.

While we perform on a continuous basis inventory write-off of products and semi-finished products, the valuation of inventory requires us to estimate a reserve for obsolete or excess inventory as well as inventory that is not of saleable quality.  Provisions for obsolescence are estimated for excess uncommitted inventories based on the previous quarter’s sales, order backlog and production plans.  To the extent that future negative market conditions generate order backlog cancellations and declining sales, or if future conditions are less favorable than the projected revenue assumptions, we could be required to record additional inventory provisions, which would have a negative impact on our gross margin.

Restructuring charges.  We have undertaken, and we may continue to undertake, significant restructuring initiatives, which have required us, or may require us in the future, to develop formalized plans for exiting any of our existing activities.  We recognize the fair value of a liability for costs associated with exiting an activity when we have a present obligation and the amount can be reasonably estimated.  Given the significance and timing of the execution of the restructuring activities, the process is complex and involves periodic reviews of estimates made at the time the original decisions were taken.  This process can require more than one year due to requisite governmental and customer approvals and our capability to transfer technology and know-how to other locations.  As we operate in a highly cyclical industry, we monitor and evaluate business conditions on a regular basis.  If broader or newer initiatives, which could include production curtailment or closure of other manufacturing facilities, were to be taken, we may be required to incur additional charges as well as change estimates of the amounts previously recorded.  The potential impact of these changes could be material and could have a material adverse effect on our results of operations or financial condition.  In the nine months of 2011, the net amount of restructuring charges and other related closure costs amounted to $61 million before taxes.

Share-based compensation.  We measure our share-based compensation expense based on the fair value of each award as of its grant date.  This cost is recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period, usually the vesting period, and is adjusted for actual forfeitures that occur before vesting.  Our share-based compensation plans may award shares contingent on the achievement of certain performance conditions based on financial objectives, including our financial results when compared to certain industry performances.  In order to determine share-based compensation to be recorded for the period, we use significant estimates on the number of awards expected to vest, including the probability of achieving certain industry performances compared to our financial results, award forfeitures and employees’ service period.  As a result, in relation to our nonvested Stock Award Plan, we recorded a total pre-tax expense of $23 million in the nine months of 2011.

Earnings (loss) on Equity Investments.  We are required to record our proportionate share of the results of the entities that we account for under the equity method.  This recognition is based on results reported by these entities, relying on their internal reporting systems to measure financial results.  In the nine months of 2011, we recognized a loss of approximately $19 million related to the ST-Ericsson JVD, net of amortization of basis differences, and a $3 million loss related to other investments.  In case of triggering events, we are required to determine whether our investment is temporarily or other-than-temporarily impaired.  If impairment is considered to be other-than-temporary, we need to assess the fair value of our investment and record an impairment charge directly in earnings when fair value is lower than the carrying value of the investment.  We make this assessment by evaluating the business on the basis of the most recent plans and projections or to the best of our estimates.

Financial assets.  We classify our financial assets in two categories, held-for-trading and available-for-sale.  Such classification depends on the purpose for which the investments are acquired and held.  We determine the classification of our financial assets at initial recognition.  Unlisted equity securities with no readily determinable fair value are carried at cost.  They are neither classified as held-for-trading nor as available-for-sale.

Held-for-trading and available-for-sale financial assets are valued at fair value.  The fair value of quoted debt and equity securities is based on current market prices.  If the market for a financial asset is not active, if no observable market price is obtainable, or if the security is not quoted, we measure fair value by using assumptions and estimates.  For unquoted equity securities, these assumptions and estimates include the use of recent arm’s-length transactions; for debt securities without available observable market price, we establish fair value by reference to publicly available indexes of securities with the same rating and comparable or similar underlying collaterals or industries’ exposure, which we believe approximates the orderly exit value in the current market.  In measuring fair value, we make maximum use of market inputs and rely as little as possible on entity-specific inputs.

Income taxes.  We are required to make estimates and judgments in determining income tax for the period, comprising current and deferred income tax.  We need to assess the income tax expected to be paid or the benefit expected to be received related to the current year income (loss) in each individual tax jurisdiction and recognize deferred income tax for all temporary differences arising between the tax bases of assets and liabilities and their carrying amount in the consolidated financial statements.  Furthermore, we are required to assess all material open income tax positions in all tax jurisdictions to determine any uncertain tax positions, and provide for those that are more likely than not to be sustained upon examination by the taxing authorities.

We are also required to assess the likelihood of recovery of our deferred tax assets originated by the net operating losses carried forward.  We are partially dependent on ST-Ericsson management’s assessment with respect to the deferred tax assets at ST-Ericsson, which were approximately $160 million as of October 1, 2011.  This assessment requires the exercise of judgment with respect to, among other things, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors.  The ultimate realization of deferred tax assets is dependent upon, among other things, our ability to generate future taxable income that is sufficient to utilize loss carry-forwards or tax credits before their expiration.  If recovery is not likely, we are required to record a valuation allowance against the deferred tax assets that we estimate will not ultimately be recoverable, which would increase our provision for income taxes.

As of October 1, 2011, we had current deferred tax assets of $191 million and long term deferred tax assets of $382 million, net of valuation allowances.  Our deferred tax assets have increased substantially in the past few years.  In particular, a significant portion of the increase in our deferred tax assets was recorded in relation to net operating losses incurred in the ST-Ericsson joint-venture.  These net operating losses may not be realizable before their expiration in seven years, unless ST-Ericsson is capable of identifying favorable tax strategies.  In connection with the continuing losses of ST-Ericsson, in the third quarter of 2011, we performed an assessment of the future recoverability of the deferred tax assets resulting from past net operating losses.  On the basis of ST-Ericsson tax planning strategies and its most updated business plans, no valuation allowance with respect to the ST-Ericsson deferred tax assets was recorded at October 1, 2011.  The future recoverability of these net operating losses is partly dependent on the successful market penetration of new product releases and additional tax planning strategies currently under evaluation; however, negative developments in the new product roll-out or in the ongoing evaluation of the tax planning strategies could require adjustments to our evaluation of the deferred tax asset valuation.

We could be required to record further valuation allowances thereby reducing the amount of total deferred tax assets, resulting in a decrease in our total assets and, consequently, in our shareholders’ equity, if our estimates of projected future taxable income and benefits from available tax strategies are reduced as a result of a change in our assessment or due to other factors, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of our ability to utilize net operating losses and tax credit carry-forwards in the future.  Likewise, a change in the tax rates applicable in the various jurisdictions or unfavorable outcomes of any ongoing tax audits could have a material impact on our future tax provisions in the periods in which these changes could occur.

Patent and other Intellectual Property (“IP”) litigation or claims.  As is the case with many companies in the semiconductor industry, we have from time to time received, and may in the future receive, communications alleging possible infringement of patents and other IP rights of third parties.  Furthermore, we may become involved in costly litigation brought against us regarding patents, mask works, copyrights, trademarks or trade secrets.  In the event the outcome of a litigation claim is unfavorable to us, we may be required to purchase a license for the underlying IP right on economically unfavorable terms and conditions, possibly pay damages for prior use, and/or face an injunction, all of which singly or in the aggregate could have a material adverse effect on our results of operations and on our ability to compete.  See Item 3.  “Key Information — Risk Factors — Risks Related to Our Operations — We depend on patents to protect our rights to our technology and may face claims of infringing the IP rights of others” included in our Form 20-F, which may be updated from time to time in our public filings.

We record a provision when we believe that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  We regularly evaluate losses and claims with the support of our outside counsel to determine whether they need to be adjusted based on current information available to us.  From time to time we face cases where contingent liability cannot readily be reasonably estimated.  In the event of litigation that is adversely determined with respect to our interests, or in the event that we need to change our evaluation of a potential third-party claim based on new evidence or communications, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize.  We are in discussion with several parties with respect to claims against us relating to possible infringement of other parties’ IP rights.  We are also involved in certain legal proceedings concerning such issues.  See “Legal Proceedings”.

As of October 1, 2011, based on our assessment, we did not record any material provisions in our financial statements relating to third-party claims, and in particular third party claims that relate to patent rights, since we had not identified any significant risk of probable loss that is likely to arise out of such asserted claims or ongoing legal proceedings.  There can be no assurance, however, that all such claims will be resolved in our favor.  If the outcome of any claim or litigation were to be unfavorable to us, we could incur monetary damages, and/or face an injunction, all of which singly or in the aggregate could have an adverse effect on our results of operations and our ability to compete.

Pension and Post-Retirement Benefits.  Our results of operations and our consolidated balance sheet include amounts for pension obligations and post-retirement benefits that are measured using actuarial valuations.  At October 1, 2011, our pension and long-term benefit obligations net of plan assets amounted to $331 million based on the assumption that our employees will work with us until they reach the age of retirement.  These valuations are based on key assumptions, including discount rates, expected long-term rates of return on funds and salary increase rates.  These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events.  Any changes in the pension schemes or in the above assumptions can have an impact on our valuations.  The measurement date we use for the majority of our plans is December 31.

Other claims.  We are subject to the possibility of loss contingencies arising in the ordinary course of business.  These include, but are not limited to:  IP claims, warranty costs on our products not covered by insurance, breach of contract claims, tax claims and provisions for specifically identified income tax exposures as well as claims for environmental damages.  In determining loss contingencies, we consider the likelihood of a loss of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of such loss or liability.  An estimated loss is recorded when we believe that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  We regularly re-evaluate any losses and claims and determine whether our provisions need to be adjusted based on the current information available to us.  In the event we are unable to estimate the amount of such loss in a correct and timely manner, this could have a material adverse effect on our results of operations or financial condition at the time such loss were to materialize.  For further details of our legal proceedings refer to “Legal Proceedings” and Note 24 to our Unaudited Interim Consolidated Financial Statements.

Fiscal Year

Under Article 35 of our Articles of Association, our financial year extends from January 1 to December 31, which is the period end of each fiscal year.  The first and second quarters of 2011 ended on April 2 and July 2, 2011, respectively.  The third quarter of 2011 ended on October 1 and the fourth quarter will end on December 31, 2011.  Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year and can also differ from equivalent prior years’ periods.

Business Overview

The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products produced by us (which consists of the TAM and excludes PC motherboard major devices such as Microprocessors (“MPUs”), DRAMs, optoelectronics devices and Flash Memory).

The semiconductor industry in the third quarter of 2011 was characterized by continued weak conditions amid macroeconomic uncertainty, which resulted in a slowdown of the market growth rate.

Based on published industry data by WSTS, semiconductor industry revenues for the TAM in the third quarter of 2011 were about $77 billion, decreasing by approximately 2% on a year-over-year basis, while they were approximately $46 billion for the SAM, increasing by about 2%.  Sequentially, in the third quarter of 2011 the TAM and the SAM increased by approximately 4% and 5%, respectively.

Our effective average exchange rate for the nine months of 2011 was $1.37 for €1.00 compared to $1.36 for €1.00 for the nine months of 2010.  Our effective exchange rate for the third quarter of 2011 was $1.40 for €1.00 compared to $1.37 for €1.00 for the second quarter of 2011 and $1.34 for €1.00 in the third quarter of 2010.  For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates, see “Impact of Changes in Exchange Rates” below.

With reference to our revenues performance, we registered a decrease on both a year-over-year and sequential basis.  Our third quarter 2011 revenues amounted to $2,442 million, decreasing by 8.1% on a year-ago basis and 4.9% sequentially.  Compared to the SAM, our performance was weaker both on a year-over-year basis and sequentially. The sequential performance was at the lower end of the guidance range released to the market, which indicated a sequential variation between -5% and +2%.  While the year-over-year decrease of our revenues was mainly due to the weak performance of our Wireless segment, the sequential decline was driven by all our product segments but Wireless, which came in slightly ahead of expectations, registering a 19% growth. Our third quarter revenues also benefited from certain technology licensing.

On a year-to-date September 2011 basis, the TAM and the SAM were up by approximately 2% and 5% respectively compared to the prior year nine months, while our revenue performance was up by 0.4%. Our performance was below the SAM, due to the weakness in our Wireless segment: with reference to our wholly owned business (ACCI, AMM and PDP) the SAM excluding wireless grew by an estimated approximately 2%, while our wholly owned businesses’ revenues increased by approximately 9%, resulting in a gain in our market share.

Our third quarter 2011 gross margin amounted to 35.8% of revenues, decreasing by 340 basis points compared to the prior year period, mainly due to the negative price impact, lower volumes and related charges for unused capacity as well as an unfavorable currency effect.  On a sequential basis, our gross margin decreased by 230 basis points, in line with our guidance, which indicated a gross margin of 35.5% plus or minus one percentage point; this sequential decrease was principally due to prices, the underloading of our wafer fabs with consequent unused capacity charges and unfavorable currency effect that were partially offset by better mix.

Our total operating expenses, combining the selling, general and administrative (“SG&A”) and research and development (“R&D”) expenses in the third quarter of 2011, were basically flat sequentially, while they increased on a year-over-year basis due to an unfavorable currency effect and did not benefit this quarter from R&D services sold by ST-Ericsson.

The overall year-over-year decline of our operating performances in the third quarter of 2011 contributed to a significant deterioration of our operating results, moving from a profit of $193 million in the third quarter of 2010 to a loss of $23 million in the third quarter of 2011.

In summary, our financial performance during the third quarter of 2011 was characterized by the following:

•
our consolidated operating result decreased significantly both sequentially and on a year-over-year basis, mainly due to the drop in volume and selling prices of our revenues, as well as unused capacity charges and an unfavorable impact of the weakening U.S. dollar exchange rate, partially balanced by the benefit of an improved product mix;

•
operating income of our wholly owned businesses, although down compared to the year-ago period,  remained at the double digit level of approximately 10% of our revenues; Wireless segment operating loss deteriorated to $215 million from $207 million sequentially and more significantly from $94 million in the year-ago period.

We entered the third quarter 2011 preparing to face a difficult market environment and much weaker than planned business with a major customer as well as ongoing inventory adjustments.  Reflecting these factors, our third quarter results were substantially in line with the business outlook we provided.  During the third quarter we have seen further deterioration in the semiconductor market environment amid macroeconomic uncertainty and we are now experiencing a much weaker demand across a broader range of products.

While the current market conditions are difficult, it is clear that the investments we made over the last several years in our two strategic pillars, Sense & Power and Multimedia Convergence applications, have strengthened our market position, growth trajectory and profitability.  Our wholly owned businesses’ revenue growth of 9.3% for the first nine months of 2011 demonstrates the progress made, in spite of the changing market environment over this time frame.  In particular, we saw growth in MEMS, automotive ICs, microcontrollers and imaging products and these sales advances have translated into improved profitability with ACCI, AMM and PDP delivering operating income growth and operating margin expansion on a year-to-date basis.

With respect to our Wireless joint venture, ST-Ericsson’s third quarter revenues came in slightly ahead of expectations.  The ST-Ericsson joint venture continues to make progress as more devices with ST-Ericsson’s new platforms are entering the market and in the quarter, the first smartphone using ST-Ericsson’s NovaThorTM platform has ramped with one leading manufacturer.  Nonetheless, ST-Ericsson’s operating loss remains substantial while it transitions to its new product portfolio.

ST-Ericsson is currently in a transition from legacy to new products.  Its innovative product roadmap well-positions ST-Ericsson for success as an industry leader and will aim to translate its current efforts into a value opportunity in the future.  ST-Ericsson third quarter results show progress in that respect.  Lately, uncertainty has increased due to changes in the business environment and the drop in demand for legacy products.  In the event of a significant worsening of the current economic conditions or a lack of results, we will consider additional actions to improve ST-Ericsson’s performances.  As such, the value of ST-Ericsson could decrease to a value lower than the current carrying amount of the investment on our books under certain circumstances.

Business Outlook

Based upon our current visibility and taking into account a further weakening of the market environment, we anticipate net revenues in the fourth quarter to decrease sequentially by about 8% within a range of approximately $2.15 billion and $2.30 billion.  Reflecting both revenue and a higher level of unsaturation at our facilities, as we make further reductions to our inventory, we anticipate a gross margin range of about 33.5%, plus or minus 1.5 percentage points.

While we remain cautious on the market environment, we have been vigilant in taking actions to maintain our solid financial position.  Several additional actions we began last quarter to help mitigate the current market condition are in full effect, including temporarily closing down fabs, repatriating workload from subcontractors and cost-reduction measures.

We anticipate that 2011 will still be a year of revenue and operating income growth in several businesses, in particular Automotive and MEMS, despite the weaker second half.  As evidenced by our year-to-date results, we continue to build on the progress achieved over the course of the last two years in expanding our customer base, introducing new products and focusing on our target growth markets.

This Outlook is based on an assumed effective currency exchange rate of approximately $1.36 = €1.00 for the 2011 fourth quarter and includes the impact of existing hedging contracts.  The fourth quarter will close on December 31, 2011.

These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” and Item 3.  “Key Information — Risk Factors” in our Form 20-F as may be updated from time to time in our SEC filings.

Other Developments in 2011

On March 15, 2011, we announced new appointments to our executive management team.  Fabio Gualandris rejoined us as Corporate Vice President, Director Product Quality Excellence, reporting directly to our Chief Executive Officer Carlo Bozotti.  Gualandris took the position previously held by Georges Auguste, who has been appointed Executive Vice President, Packaging & Test Manufacturing (PTM), reporting to Didier Lamouche, our Chief Operating Officer.  Claudia Levo joined us to take up the position of Corporate Vice President, Communication, reporting to Carlo Ferro, our Chief Financial Officer.  In addition to the new appointments, we also announced a dedicated organization to investigate new areas of potential strategic interest for our Company, including possible investments in start-up companies that develop emerging technologies, products and services related to our business goals.  Loic Lietar, Executive Vice President, New Ventures, manages this new activity.  Philippe Lambinet has taken responsibility for the strategic functions formerly managed by Lietar, including Strategic Planning and Corporate Business Development.  Lambinet manages these activities in addition to his current role as Senior Executive Vice President and General Manager Home Entertainment & Displays Group, a position he has held since 2007.

On March 30, 2011, the French Fond Stratégique d’Investissement (FSI) announced that it had completed the acquisition of Areva’s indirect interest in our Company, with an indirect stake of 10.9% in our Company.  FSI thus substitutes and succeeds Areva as a party to the shareholders’ agreement relating to ST Holding NV.  In addition, FSI and the Italian Ministry of Economy and Finance have agreed in principle to extend the balance period provided for in the shareholders’ agreement, from March 17, 2011 to December 31, 2011.

Our Annual General Meeting of Shareholders was held on May 3, 2011 in Amsterdam and the following decisions were approved by our shareholders:

•	The reappointment of Mr. Carlo Bozotti as the sole member of the Managing Board and our President and Chief Executive Officer for a three-year term expiring at the 2014 Annual General Meeting;

•	The reappointment for a three-year term, expiring at the 2014 Annual General Meeting, for the following members of the Supervisory Board: Mr. Didier Lombard, Mr. Bruno Steve and Mr. Tom de Waard;

•
The appointment of Messrs. Jean d’Arthuys, Jean-Georges Malcor and Alessandro Rivera as new members of the Supervisory Board for a three-year term, expiring at the 2014 Annual General Meeting, in replacement of Messrs. Gerald Arbola and Antonino Turicchi, whose mandates expired at the 2011 Annual General Meeting, and of Mr. Didier Lamouche, who resigned in October 2010;

•	The approval of our 2010 accounts reported in accordance with International Financial Reporting Standards, as adopted in the European Union (IFRS);

•
The distribution of a cash dividend of U.S.$ 0.40 per share, to be paid in four equal quarterly installments in May, August and December 2011 and February 2012 to shareholders of record in the month of each quarterly payment;

•
The reappointment of PricewaterhouseCoopers Accountants N.V. as our external auditors for a three-year term effective as of our 2011 Annual General Meeting to expire at the end of our 2014 Annual General Meeting.

Following the Annual General Meeting, the Supervisory Board appointed Mr. Didier Lombard as the Chairman of the Supervisory Board and Mr. Bruno Steve as the Vice-chairman, respectively, for a 3-year term ending in 2014.

On May 31, 2011, we announced the publication of our 2010 Sustainability Report.  The report provides comprehensive information about our sustainability strategy, policies and performance during 2010 and describes how we incorporate sustainability into our business practices to create value for all of our stakeholders.  Key commitments and achievements include a record safety performance that puts us among the worldwide leaders in this field and a commitment to have 100% of our products eco-designed by 2015.

On June 9, 2011, we received a cash payment of $356.8 million from Credit Suisse as the full and final payment for the settlement of all outstanding litigation concerning Auction Rate Securities (the “ARS Settlement”).  This amount fully covers all losses and costs associated with the litigation.  We booked a pre-tax gain of approximately $329 million in the second quarter of 2011 as a result of the settlement.

On July 8, 2011, the photovoltaic panels factory run by 3Sun, the equal share joint venture between Enel Green Power, Sharp and us, was inaugurated in Catania, Italy.

On October 21, 2011, we announced a new product group structure with effect from January 1, 2012, in order to further enhance our R&D effectiveness, reduce time to market and better explore synergies by combining our efforts in the area of multimedia processors.  Therefore, all application processor activities related to non-wireless digital platforms, set-top-box, TV and car multimedia products will be combined in a new product group named Multimedia Convergence Group (MCG).  Furthermore, all activities concerning imaging and CMOS ASICs will be combined in a new product group called Imaging & ASIC Group (IAG).  As a result of these changes, MCG and IAG will replace the existing HED and CCI groups, and will be managed by Philippe Lambinet and Gianluca Bertino, respectively.  Finally, the microfluidic division and the BCD Power division today in CCI, will be moved to AMM in order to create important synergies in the areas of MEMS and BCD technologies.  We will define in the coming months our segment structure to reflect these changes.

On November 3, 2011, the Supervisory Board approved a plan to reorganize our corporate structure, focusing our activities as a holding company. A new Dutch company, wholly owned by us, will be established, acting exclusively through a Swiss branch, to operate our business activities based in Geneva, Switzerland.  We will continue to hold all of our group’s investments in affiliates and our existing Swiss branch will continue to run our group’s treasury activities.  Additionally, under the new tax treaty between Switzerland and the Netherlands, which is expected to become effective on January 1, 2012, we will become a full Dutch tax resident and the new Dutch company will qualify as a Swiss tax resident.

Results of Operations

Segment Information

We operate in two business areas:  Semiconductors and Subsystems.

In the Semiconductors business area, we design, develop, manufacture and market a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications.  In addition, we further participate in the manufacturing value chain of Smartcard products, which includes the production and sale of both silicon chips and Smart cards.

As of January 1, 2011, we changed the segment organization structure.  The current organization is as follows:

•	Automotive, Consumer, Computer and Communication Infrastructure (“ACCI”), comprised of:

○	Automotive Products Group (“APG”);

○	Computer and Communication Infrastructure (“CCI”);

○	Home Entertainment & Displays (“HED”); and

○	Imaging (“IMG”).

•	Analog, MEMS and Microcontrollers (“AMM”), comprised of:

○	Analog Products and Micro-Electro-Mechanical Systems (“Analog & MEMS”); and

○	Microcontrollers, non-Flash, non-volatile Memory and Smart Card products (“MMS”).

•	Power Discrete Products (“PDP”), comprised of:

○	Rectifiers, Thyristors & Triacs, Protection, Integrated Passive Active Devices (IPADs) and Transistors.

•	Wireless (“Wireless”), comprised of:

○	Entry Solutions and Connectivity (“ESC”) (formerly called “2G, EDGE, TD-SCDMA & Connectivity”);

○	Smartphone and Tablet Solutions (“STS”) (formerly called “3G Multimedia & Platforms”);

○	Modems (“MOD”) (formerly called “LTE & 3G Modem Solutions”);

in which we report the portion of sales and operating results of ST-Ericsson JVS as consolidated in our revenue and operating results; and

○	Other Wireless, in which we report other revenues, gross margin and other items related to our Wireless business outside the ST-Ericsson JVS.

In 2011, we restated our results from prior periods for illustrative comparisons of our performance by product segment due to the Industrial and Multisegment Sector (“IMS”) now being tracked in two separate segments (“AMM” and “PDP”).  The tables set forth below also reflect the transfer of the Audio division from ACCI to AMM; accordingly, we have reclassified the prior period’s revenues and operating income results of ACCI and AMM.  We believe that the restated 2010 presentation is consistent with that of 2011 and we use these comparatives when managing our company. The preparation of segment information based on the current segment structure requires us to make significant estimates, assumptions and judgments in determining the operating income of the segments for the prior reporting periods.

Our principal investment and resource allocation decisions in the Semiconductor business area are for expenditures on R&D and capital investments in front-end and back-end manufacturing facilities.  These decisions are not made by product segments, but on the basis of the semiconductor business area.  All these product segments share common R&D for process technology and manufacturing capacity for most of their products.

In the Subsystems business area, we design, develop, manufacture and market subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment.  Based on its immateriality to our business as a whole, the Subsystems business area does not meet the requirements for a reportable segment as defined in the guidance on disclosures about segments of an enterprise and related information.

The following tables present our consolidated net revenues and consolidated operating income by product segment.  For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses.  Additionally, in compliance with our internal policies, certain cost items are not charged to the segments, including unused capacity charges, impairment, restructuring charges and other related closure costs, start-up and phase out costs of certain manufacturing facilities, strategic and special R&D programs or other corporate-sponsored initiatives, including certain corporate level operating expenses and certain other miscellaneous charges.

	Three Months Ended (unaudited)		Nine Months Ended (unaudited)
	October 1, 2011	September 25, 2010	October 1, 2011	September 25, 2010
	(In millions)

Net revenues by product segment:

Automotive, Consumer, Computer and Communication Infrastructure (“ACCI”)(1)	$981	$1,064	$3,151	$2,979
Analog, MEMS and Microcontrollers (“AMM”) (1)	721	694	2,226	1,876
Power Discrete Products (“PDP”)	316	340	986	953
Wireless	412	546	1,143	1,658
Others(2)	12	13	37	47
Total consolidated net revenues	$2,442	$2,657	$7,543	$7,513
____________
(1)	Following the transfer of a small business unit from ACCI to AMM, we have reclassified prior periods’ revenues accordingly.
(2)
In the third quarter of 2011, “Others” includes revenues from the sales of Subsystems ($5 million), sales of materials and other products not allocated to product segments ($6 million) and miscellaneous ($1 million).

	Three Months Ended (unaudited)		Nine Months Ended (unaudited)
	October 1, 2011	September 25, 2010	October 1, 2011	September 25, 2010
	(In millions)
Net revenues by product line:

Automotive Products Group (“APG”)	$404	$364	$1,295	$1,015
Computer and Communication Infrastructure (“CCI”)	231	296	765	834
Home Entertainment & Displays (“HED”)	173	245	584	698
Imaging (“IMG”)	152	143	475	393
Others	21	16	32	39
Automotive, Consumer, Computer and Communication Infrastructure (“ACCI”)(1)	981	1,064	3,151	2,979
Analog and Micro-Electro-Mechanical Systems (“Analog & MEMS”)	432	384	1,304	1,035
Microcontrollers, non-Flash, non-volatile Memory and Smartcard products (“MMS”)	287	309	919	838
Others	2	1	3	3

Analog, MEMS and Microcontrollers (“AMM”)(1)	721	694	2,226	1,876

Power Discrete Products (“PDP”)	316	340	986	953

Entry Solutions and Connectivity (“ESC”)	234	250	591	704
Smartphone and Tablet Solutions (“STS”)	144	287	461	931
Modems (“MOD”)	34	9	89	22
Others	-	-	2	1
Wireless	412	546	1,143	1,658

Others	12	13	37	47

Total consolidated net revenues	$2,442	$2,657	$7,543	$7,513
____________
(1) Following the transfer of a small business unit from ACCI to AMM, we have reclassified prior periods’ revenues accordingly.	(1)

	Three Months Ended (unaudited)		Nine Months Ended (unaudited)
	October 1, 2011	September 25, 2010	October 1, 2011	September 25, 2010
	(In millions)
Operating income (loss) by product segment:

Automotive, Consumer, Computer and Communication Infrastructure (“ACCI”)	$70	$128	$307	$276
Analog, MEMS and Microcontrollers (“AMM”)	143	145	468	310
Power Discrete Products (“PDP”)	33	54	123	116
Wireless (1)	(215)	(94)	(601)	(347)
Others(2)	(54)	(40)	(119)	(92)
Total consolidated operating income (loss)	$(23)	$193	$178	$263
____________
(1)
The majority of Wireless’ activities are run through ST-Ericsson JVS.  In addition, Wireless includes other items affecting operating results related to the wireless business.  The noncontrolling interest of Ericsson in ST-Ericsson JVS’ operating results (which are 100% included in Wireless) is credited on the line “Net loss attributable to noncontrolling interest” of our Consolidated Statements of Income, which represented $100 million for the quarter ended October 1, 2011.

(2)
Operating loss of “Others” includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs including ST-Ericsson plans, phase-out and start-up costs, and other unallocated expenses such as:  strategic or special R&D programs, certain corporate level operating expenses, certain patent claims and litigation, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products Group.

	Three Months Ended (unaudited)		Nine Months Ended (unaudited)
	October 1, 2011	September 25, 2010	October 1, 2011	September 25, 2010
	(As percentage of net revenues)
Operating income (loss) by product segment:

Automotive, Consumer, Computer and Communication Infrastructure (“ACCI”) (1)	7.1%	12.0%	9.7%	9.3%
Analog, MEMS and Microcontrollers (“AMM”) (1)	19.9	20.9	21.0	16.5
Power Discrete Products (“PDP”) (1)	10.6	15.8	12.5	12.2
Wireless (1)	(52.1)	(17.2)	(52.6)	(20.9)
Others	-	-	-	-
Total consolidated operating income (loss) (2)	(0.9)%	7.3%	2.4%	3.5%
____________
(1)	As a percentage of net revenues per product segment.
(2)	As a percentage of total net revenues.

	Three Months Ended (unaudited)		Nine Months Ended (unaudited)
	October 1, 2011	September 25, 2010	October 1, 2011	September 25, 2010
	(In millions)
Reconciliation to consolidated operating income (loss):

Total operating income of product segments	$31	$233	$297	$355
Unused capacity charges	(42)	-	(50)	(1)
Impairment, restructuring charges and other related closure costs(1)	(10)	(27)	(65)	(72)
Phase-out and start-up costs	-	(5)	(8)	(10)
Strategic and other research and development programs	(2)	(4)	(7)	(11)
Sales of materials	5	5	18	16
Other non-allocated provisions(2)	(5)	(9)	(7)	(14)
Total operating loss Others	(54)	(40)	(119)	(92)

Total consolidated operating income (loss)	$(23)	$193	$178	$263
____________
(1)
Out of which ST-Ericsson: $5 million, $18 million, $24 million and $49 million for the three months ended October 1, 2011, three months ended September 25, 2010, nine months ended October 1, 2011 and nine months ended September 25, 2010, respectively.

(2)	Includes unallocated income and expenses such as certain corporate level operating expenses and other costs/income that are not allocated to the product segments.

Net revenues by location of order shipment and by market segment

The table below sets forth information on our net revenues by location of order shipment:

	Three Months Ended (unaudited)		Nine Months Ended (unaudited)
	October 1, 2011	September 25, 2010	October 1, 2011	September 25, 2010
	(In millions)
Net Revenues by Location of Order Shipment:(1)

EMEA(2)	$594	$651	$1,857	$1,928
Americas	332	337	1,025	970
Greater China - South Asia	1,076	1,203	3,363	3,264
Japan - Korea	440	466	1,298	1,351
Total	$2,442	$2,657	$7,543	$7,513
____________
(1)
Net revenues by location of order shipment are classified by location of customer invoiced.  For example, products ordered by U.S.-based companies to be invoiced to Greater China - South Asia affiliates are classified as Greater China - South Asia revenues.  Furthermore, the comparison among the different periods may be affected by shifts in order shipment from one location to another, as requested by our customers.

(2)	EMEA refers to all of Europe, the Middle East and Africa.

The tables below show our net revenues by location of order shipment and market segment application in percentage of net revenues:

	Three Months Ended (unaudited)		Nine Months Ended (unaudited)
	October 1, 2011	September 25, 2010	October 1, 2011	September 25, 2010
	(As percentage of net revenues)
Net Revenues by Location of Order Shipment:

EMEA	24.3%	24.5%	24.6%	25.7%
Americas	13.6	12.7	13.6	12.9
Greater China - South Asia	44.1	45.3	44.6	43.4
Japan - Korea	18.0	17.5	17.2	18.0
Total	100%	100%	100%	100%

Net Revenues by Market Segment/Channel(1):

Automotive	16.6%	13.7%	16.9%	13.7%
Computer	14.0	13.4	13.9	12.7
Consumer	9.8	12.8	10.2	12.5
Telecom	28.2	30.8	26.1	32.2
Industrial & Other	9.5	7.6	9.3	8.1
Distribution	21.9	21.7	23.6	20.8
Total	100%	100%	100%	100%
____________
(1)
The above table estimates, within a variance of 5% to 10% in the absolute dollar amount, the relative weighting of each of our target segments.  Net revenues by market segment/channel are classified according to the status of the final customer.  For example, products ordered by a computer company, even including sales of other applications such as Telecom, are classified as Computer revenues.

The following table sets forth certain financial data from our unaudited Consolidated Statements of Income:

	Three Months Ended (unaudited)		Three Months Ended (unaudited)
	October 1, 2011	October 1, 2011	September 25, 2010	September 25, 2010
	$ million	% of net revenues	$ million	% of net revenues

Net sales	$2,392	98.0%	$2,634	99.1%
Other revenues	50	2.0	23	0.9
Net revenues	2,442	100.0	2,657	100.0
Cost of sales	(1,569)	(64.2)	(1,616)	(60.8)
Gross profit	873	35.8	1,041	39.2
Selling, general and administrative	(302)	(12.4)	(281)	(10.6)
Research and development	(596)	(24.4)	(558)	(21.0)
Other income and expenses, net	12	0.5	18	0.7
Impairment, restructuring charges and other related closure costs	(10)	(0.4)	(27)	(1.0)
Operating income (loss)	(23)	(0.9)	193	7.3
Interest expense, net	(3)	(0.1)	(2)	(0.1)
Loss on equity investments(1)	(7)	(0.3)	(8)	(0.3)
Gain (loss) on financial instruments, net	1	0.0	(1)	(0.1)
Income (loss) before income taxes and noncontrolling interest	(32)	(1.3)	182	6.8
Income tax benefit (expense)	3	0.1	(44)	(1.6)
Income (loss) before noncontrolling interest	(29)	(1.2)	138	5.2
Net loss attributable to noncontrolling interest	100	4.1	60	2.2
Net income attributable to parent company	$71	2.9%	$198	7.4%
____________
(1)	Our equity participation in the ST-Ericsson JVD, which usually results in a loss for us, is not charged to Wireless since this item is included in the Income Statement below the operating result.

Third Quarter of 2011 vs. Third Quarter of 2010 and Second Quarter of 2011

Net revenues

	Three Months Ended			% Variation
	October 1, 2011	July 2, 2011	September 25, 2010	Sequential	Year-Over-Year
	(Unaudited, in millions)
Net sales	$2,392	$2,545	$2,634	(6.0)%	(9.2)%
Other revenues	50	22	23	127.3	115.5
Net revenues	$2,442	$2,567	$2,657	(4.9)%	(8.1)%

Year-over-year comparison

Our third quarter 2011 net revenues decreased in all product segments compared to the year-ago quarter, except in AMM, reflecting the difficult industry environment, which negatively impacted the demand for our products. Such decline originated from an approximate 7% decrease in volume and 1% reduction in average selling prices, with a pure pricing effect down by 4% largely offset by a favorable product mix. Our third quarter 2011 net revenues benefited from $50 million of other revenues, consisting mainly of technology licensing of $43 million, of which $22 million related to ACCI and $20 million to Wireless.

ACCI revenues decreased by approximately 8%, driven by a significant drop in demand for our HED (down about 30% ) and CCI (down about 22%) products, while APG and IMG performances were more resilient, registering a revenue growth of approximately 11% and approximately 6%, respectively.  AMM net revenues were approximately 4% higher, led by the strong success of our MEMS products, which nearly doubled their revenues.  PDP revenues declined by approximately 7%.  Wireless sales registered a decline of approximately 25%, however its third quarter 2011 revenues came in slightly ahead of expectations. In particular, the ST-Ericsson revenues from new products passed the 50% of sales threshold compared to legacy products.

By market segment/channel, our revenues registered a decline in all of them, except Automotive and Industrial & Other.

By location of order shipment, all regions performed negatively in terms of revenues. In the third quarter 2011, no customer exceeded 10% of our total net revenues, while in the third quarter of 2010 the Nokia group represented about 14% of our net revenues.

Sequential comparison

On a sequential basis our net revenues decreased by 4.9%, close to the lower end of the guidance range released to the market, which indicated a sequential variation between  -5% and +2%.  This sequential decrease of 4.9% resulted from an approximate 3% decrease in average selling prices, almost entirely due to the pure negative pricing effect, and an approximate 2% decrease in units sold.

ACCI revenues were down by over 12%, with all the major product lines registering a similar trend.  AMM revenues decreased by 4%, as a result of a negative performance in Analog and MMS, partially balanced by a strong over 18% sequential increase in MEMS.  PDP revenues were down by approximately 6%. Wireless revenues increased by nearly 19%, including the benefit from technology licensing.

By market segment/channel, while all of the segments’ revenues were down, Telecom registered approximately 6% increase.

By region, revenues were down by about 7% in all regions except Japan - Korea, which registered an approximate 7% growth.  In the third quarter 2011, similarly to the second quarter of 2011, no customer exceeded 10% of our total net revenues.

Gross profit

	Three Months Ended			% Variation
	October 1, 2011	July 2, 2011	September 25, 2010	Sequential	Year-Over-Year
	(Unaudited, in millions)
Cost of sales	$(1,569)	$(1,590)	$(1,616)	1.3%	2.9%
Gross profit	873	977	1,041	(10.6)	(16.1)
Gross margin (as a percentage of net revenues)	35.8%	38.1%	39.2%	-	-

Gross margin was 35.8%, in line with our anticipated guidance. The third quarter 2011 benefited from the contribution of other revenues, mainly technology licensing, equivalent to approximately 120 basis points of gross margin.

Gross margin was 340 basis points down compared to the year-ago quarter, the main factors contributing to such variation were a negative impact from lower volumes and selling prices and higher unused capacity charges, which penalized our third quarter 2011 gross profit by $42 million and gross margin by about 170 basis points.

On a sequential basis, gross margin in the third quarter decreased 230 basis points, principally due to the unused capacity charges and declining average selling prices, partially balanced by the favorable impact of higher technology licensing.

Selling, general and administrative expenses

	Three Months Ended			% Variation
	October 1, 2011	July 2, 2011	September 25, 2010	Sequential	Year-Over-Year
	(Unaudited, in millions)
Selling, general and administrative expenses	$(302)	$(316)	$(281)	4.3%	(7.5)%
As percentage of net revenue	(12.4)%	(12.3)%	(10.6)%	-	-

Our selling, general and administrative expenses decreased on a sequential basis, mainly due to favorable seasonal factors, while they increased on the year-over-year basis, mainly due to the negative impact of the U.S. dollar exchange rate.  Our share-based compensation charges were $3 million in the third quarter of 2011, basically unchanged compared to the previous periods.

As a percentage of revenues, our selling, general and administrative expenses amounted to 12.4%, slightly increasing in comparison to 10.6% in the prior year period.

Research and development expenses

	Three Months Ended			% Variation
	October 1, 2011	July 2, 2011	September 25, 2010	Sequential	Year-Over-Year
	(Unaudited, in millions)
Research and development expenses	$(596)	$(579)	$(558)	(2.9)%	(6.9)%
As percentage of net revenues	(24.4)%	(22.6)%	(21.0)%	-	-

The third quarter 2011 R&D expenses did not benefit from the billing of R&D services by ST-Ericsson to a third party, whereas they amounted to $40 million in the second quarter 2011 and $20 million in the third quarter of 2010.

The third quarter of 2011 included $2 million of share-based compensation charges, basically flat compared to the second quarter of 2011 and the third quarter of 2010.  Total R&D expenses were net of research tax credits, which amounted to $41 million in the third quarter 2011.

As a percentage of revenues, third quarter 2011 R&D equaled 24.4%, increasing compared to 21.0% in the prior year and 22.6% in the prior quarter.

Other income and expenses, net

	Three Months Ended
	October 1, 2011	July 2, 2011	September 25, 2010
	(Unaudited, in millions)
Research and development funding	$19	$29	$25
Phase-out and start-up costs	-	(1)	(5)
Exchange gain net	-	3	4
Patent costs	(7)	(11)	(3)
Gain on sale of non-current assets	1	13	-
Other, net	(1)	(1)	(3)
Other income and expenses, net	$12	$32	$18
As a percentage of net revenues	0.5%	1.2%	0.7%

Other income and expenses, net, mainly included, as income, items such as R&D funding and gain on sale of non-current assets and, as expenses, patent costs.  Income from R&D funding was associated with our R&D projects, which, upon project approval, qualifies as funding on the basis of contracts with local government agencies in locations where we pursue our activities.  In the third quarter of 2011, the balance of these factors resulted in an income, net of $12 million, decreasing compared to previous periods mainly due to the lower level of funding.

Impairment, restructuring charges and other related closure costs

	Three Months Ended
	October 1, 2011	July 2, 2011	September 25, 2010
	(Unaudited, in millions)
Impairment, restructuring charges and other related closure costs	$(10)	$(31)	$(27)

In the third quarter of 2011, we recorded $10 million of impairment, restructuring charges and other related closure costs, of which:

•
$2 million was recorded in relation to the manufacturing restructuring plan in regards to the closure of our Carrollton (Texas) and Phoenix (Arizona) sites, and was composed of one-time termination benefits, as well as other related closure charges, mainly associated with the Phoenix fab, where production was terminated in the first quarter of 2011;

•	$1 million related to the workforce reduction plans announced in April and December 2009 by ST-Ericsson, pursuant to the closure of certain locations;

•
$4 million related to the cost savings plan announced in June 2011 by ST-Ericsson, primarily consisting of the employee termination benefits; the total plan charge is expected to be approximately between $70 million and $75 million, and will be substantially completed in 2012; and

•	$3 million related to other restructuring initiatives.

In the second quarter of 2011, we recorded $31 million of impairment, restructuring charges and other related closure costs, of which $16 million was recorded in relation to the manufacturing restructuring plan in regards to the closure of our Carrollton (Texas) and Phoenix (Arizona) sites, and was composed of one-time termination benefits, as well as other related closure charges, mainly associated with the Phoenix fab; $1 million related to the workforce reduction plans announced in April and December 2009 by ST-Ericsson, pursuant to the closure of certain locations; $13 million related to the cost savings plan announced in June 2011 by ST-Ericsson, primarily consisting of the upfront booking of ongoing termination benefits; and $1 million related to other restructuring initiatives.

In the third quarter of 2010, we recorded $27 million of impairment and restructuring charges and other related closure costs, of which $7 million related to our manufacturing restructuring plan which contemplated the closure of our Ain Sebaa (Morocco), Carrollton (Texas) and Phoenix (Arizona) sites, and was composed of one-time termination benefits, as well as other relevant charges, mainly related to Carrollton and Phoenix fabs; $18 million related to the plans announced in April and December 2009 by ST-Ericsson, primarily consisting of on-going termination benefits pursuant to the workforce reduction plan and the closure of certain locations in Europe; and $2 million related to other restructuring initiatives.

Operating income (loss)

	Three Months Ended
	October 1, 2011	July 2, 2011	September 25, 2010
	(Unaudited, in millions)
Operating income (loss)	$(23)	$83	$193
As percentage of net revenues	(0.9)%	3.2%	7.3%

Our operating results deteriorated compared to both the year-ago period and the prior quarter, moving from an operating income to a loss, as a result of the lower volume of our revenues and the other aforementioned factors.  The third quarter 2011 registered an operating loss of $23 million compared to an income of $193 million in the year-ago quarter and of $83 million in the prior quarter.

Our wholly owned businesses (ACCI, AMM and PDP), while they reported a decline in their profitability levels compared to the year ago period and the prior quarter because of the lower level of revenues, were in a position to maintain a profitability level of approximately 10% of revenues.  ACCI operating income decreased from $128 million or approximately 12% of the last year third quarter revenues, down to $70 million, or about 7% of revenues in the current quarter, mainly due to a significant decline in HED and CCI, and despite the improved operating performances in the APG and IMG. AMM basically maintained its profit level, registering $143 million or 20% of revenues compared to $145 million or about 21% of revenues in the year-ago period, mainly supported by the strong MEMS operating performances. PDP operating income decreased from $54 million or about 16% of revenues, down to $33 million, equivalent to about 11% of current quarter revenues.  Wireless’ operating loss was higher, moving from $94 million to $215 million, substantially all of which was generated from ST-Ericsson JVS and 50% was attributable to Ericsson as noncontrolling interest below operating income.  The segment “Others” increased its losses to $54 million, from $40 million in the year ago period, mainly due to higher unused capacity charges.

Other-than-temporary impairment charge and realized gain on financial assets

	Three Months Ended
	October 1, 2011	July 2, 2011	September 25, 2010
	(Unaudited, in millions)
Other-than-temporary impairment charge and realized gain on financial assets	$-	$323	$-

We recorded in the second quarter of 2011 a realized gain on financial assets of $323 million as a result of the cash settlement with Credit Suisse against the transfer of ownership of the whole portfolio of Auction Rate Securities.

Interest expense, net

	Three Months Ended
	October 1, 2011	July 2, 2011	September 25, 2010
	(Unaudited, in millions)
Interest expense, net	$(3)	$(3)	$(2)

The interest expense remained basically flat in the three periods under review.

Loss on equity investments

	Three Months Ended
	October 1, 2011	July 2, 2011	September 25, 2010
	(Unaudited, in millions)
Loss on equity investments	$(7)	$(9)	$(8)

In the third quarter of 2011, we recorded a charge of $7 million, out of which $6 million related to our proportionate share in ST-Ericsson JVD’s net results, including amortization of basis difference.  The remaining $1 million loss related to other investments.  The loss of ST-Ericsson JVD was also the most significant component in the comparable periods.

Gain (loss) on financial instruments, net

	Three Months Ended
	October 1, 2011	July 2, 2011	September 25, 2010
	(Unaudited, in millions)
Gain (loss) on financial instruments, net	$1	$-	$(1)

A gain of $1 million was recorded in the third quarter of 2011 following unsolicited repurchases of a portion of our 2016 Convertible Bonds with an accreted value of $73 million, inclusive of the swap, for a cash consideration of $72 million.  In the prior year’s third quarter the $1 million loss was the balance between (i) a loss of $3 million related to the sale of senior Floating Rate Notes (“FRN”) and (ii) a gain of $2 million related to repurchases of a portion of our 2016 Convertible Bonds with an accreted value of $105 million for a cash consideration of $103 million.

Income tax benefit (expense)

	Three Months Ended
	October 1, 2011	July 2, 2011	September 25, 2010
	(Unaudited, in millions)
Income tax benefit (expense)	$3	$(83)	$(44)

During the third quarter of 2011, we registered an income tax benefit of $3 million, reflecting the yearly effective tax rate estimated in each of our jurisdictions and applied to the nine month consolidated income before taxes.  This income tax benefit resulted from the combination of (i) income tax expense estimated at a rate of about 17% on the ST entities income and (ii) an income tax benefit computed with a much lower tax rate applicable to the losses on the ST-Ericsson entities.

Our tax rate is variable and depends on changes in the level of operating results within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimations of our tax provisions.  Our income tax amounts and rates depend also on our loss carryforwards and their relevant valuation allowances, which are based on estimated projected plans and available tax planning strategies; in the case of material changes in these plans, the valuation allowances could be adjusted accordingly with an impact on our tax charges.  We currently enjoy certain tax benefits in some countries.  Such benefits may not be available in the future due to changes in the local jurisdictions; our effective tax rate could be different in future quarters and may increase in the coming years.  In addition, our yearly income tax charges include the estimated impact of provisions related to potential tax positions which have been considered uncertain.

Net loss attributable to noncontrolling interest

	Three Months Ended
	October 1, 2011	July 2, 2011	September 25, 2010
	(Unaudited, in millions)
Net loss attributable to noncontrolling interest	$100	$109	$60

In the third quarter of 2011, we recorded $100 million income, representing the loss attributable to noncontrolling interest, which mainly included the 50% less one share owned by Ericsson in the consolidated ST-Ericsson JVS.  In the second quarter of 2011, the corresponding amount was $109 million.

All periods included the recognition of noncontrolling interest related to our joint venture in Shenzhen, China for assembly operating activities and Incard do Brazil for distribution.  Those amounts were not material.

Net income attributable to parent company

	Three Months Ended
	October 1, 2011	July 2, 2011	September 25, 2010
	(Unaudited, in millions)
Net income attributable to parent company	$71	$420	$198
As percentage of net revenues	2.9%	16.4%	7.4%

For the third quarter of 2011, we reported a net income of $71 million, a significant decline compared to the previous and the year-ago quarter due to the aforementioned factors.

Diluted earnings per share for the third quarter of 2011 was $0.08 compared to $0.46 per share in the previous quarter and $0.22 in the year-ago quarter.

The quarters under review were impacted by impairment, restructuring charges and other related closure costs, other-than-temporary impairment charges and other one-time items.  In addition, the second quarter of 2011 was positively impacted by the income from the ARS settlement.  In the third quarter of 2011, the impact after tax of impairment, restructuring charges and other related closure costs, other-than-temporary impairment charge and other one-time items, net of tax, was estimated to be approximately $(0.01) per share, while in the second quarter of 2011, it was approximately $0.32 per share.  In the year-ago quarter, the impact of impairment, restructuring charges and other related closure costs as well as other one-time items, net of tax, was estimated to be approximately $(0.01) per share.

Nine Months of 2011 vs. Nine Months of 2010

The following table sets forth consolidated statements of operations data for the periods indicated:

	Nine Months Ended (unaudited)		Nine Months Ended (unaudited)
	October 1, 2011	October 1, 2011	September 25, 2010	September 25, 2010
	$ million	% of net revenues	$ million	% of net revenues

Net sales	$7,460	98.9%	$7,452	99.2%
Other revenues	83	1.1	61	0.8
Net revenues	7,543	100.0	7,513	100.0
Cost of sales	(4,702)	(62.3)	(4,627)	(61.6)
Gross profit	2,841	37.7	2,886	38.4
Selling, general and administrative	(930)	(12.3)	(864)	(11.5)
Research and development	(1,738)	(23.0)	(1,747)	(23.2)
Other income and expenses, net	70	0.9	60	0.8
Impairment, restructuring charges and other related closure costs	(65)	(0.9)	(72)	(1.0)
Operating income	178	2.4	263	3.5
Other-than-temporary impairment charge and realized gain on financial assets	318	4.2	-	-
Interest income (expense), net	(20)	(0.3)	2	0.0
Loss on equity investments and gain on investment divestiture	(22)	(0.3)	251	3.3
Gain (loss) on financial instruments, net	22	0.3	(12)	(0.1)
Income before income taxes and noncontrolling interest	476	6.3	504	6.7
Income tax expense	(111)	(1.4)	(99)	(1.3)
Income before noncontrolling interest	365	4.9	405	5.4
Net loss attributable to noncontrolling interest	296	3.9	206	2.7
Net income attributable to parent company	$661	8.8%	$611	8.1%

Net revenues

	Nine Months Ended		% Variation
	October 1, 2011	September 25, 2010
	(Unaudited, in millions)
Net sales	$7,460	$7,452	0.1%
Other revenues	83	61	35.8
Net revenues	$7,543	$7,513	0.4%

Our nine months of 2011 net revenues were $7,543 million, slightly increasing compared to the year-ago period, also benefiting from a higher amount of other revenues, which reached $83 million in 2011. Our net revenues increased in all product segments compared to the year-ago period, except in Wireless, mainly reflecting a strong performance of our Automotive, Imaging, MEMS, Microcontrollers and Power Discrete products.  The 0.4% net revenue increase reflected an increase of nearly 3% in volume offset by a decline in average selling prices of over 2%.

ACCI revenues were up by approximately 6%, supported by a solid performance in APG (an increase of approximately 28%) and IMG (an increase of approximately 21%) products, while HED and CCI were down by about 16% and 8%, respectively.  AMM nine month net revenues registered nearly a 19% increase, led by a very strong performance of MEMS, which more than doubled its revenues with a 128% increase, and a good performance of Microcontrollers.  PDP registered approximately a 4% increase.  Wireless sales registered a decline of approximately 31%, as sales of ST-Ericsson legacy products declined more than expected.  Excluding Wireless, our net revenues increased approximately 9% for the nine months of 2011.

By market segment, our revenue growth was strong in all segments, except Consumer and Telecom, with the best performance in Automotive and Distribution.

By location of order shipment, the best results were achieved in the Americas and Greater China - South Asia with approximately 6% and 3% revenue growth, respectively.  EMEA and Japan - Korea both decreased by approximately 4%.  In the nine months of 2011, no customer exceeded 10% of our total net revenues, while the Nokia group of companies accounted for about 14% of our net revenues in the nine months of 2010.

Gross profit

	Nine Months Ended		% Variation
	October 1, 2011	September 25, 2010
	(Unaudited, in millions)
Cost of sales	$(4,702)	$(4,627)	(1.6)%
Gross profit	2,841	2,886	(1.6)
Gross margin (as percentage of net revenues)	37.7%	38.4%	-

Gross margin declined by 70 basis points compared to the year-ago period, reaching 37.7%, principally reflecting the negative impact of declining selling prices and unused capacity charges, which were partially offset by manufacturing efficiencies.

Selling, general and administrative expenses

	Nine Months Ended		% Variation
	October 1, 2011	September 25, 2010
	(Unaudited, in millions)
Selling, general and administrative expenses	$(930)	$(864)	(7.6)%
As percentage of net revenues	(12.3)%	(11.5)%	-

The amount of our selling, general and administrative expenses increased, mainly reflecting the unfavorable impact of the U.S. dollar exchange rate and the strengthening of our structure.  Our share-based compensation charges were $13 million in the nine months of 2011, remaining at the same level compared to the nine months of 2010.

As a percentage of revenues, our selling, general and administrative expenses amounted to 12.3%, slightly increasing in comparison to 11.5% in the prior year’s nine months.

Research and development expenses

	Nine Months Ended		% Variation
	October 1, 2011	September 25, 2010
	(Unaudited, in millions)
Research and development expenses	$(1,738)	$(1,747)	0.5%
As percentage of net revenues	(23.0)%	(23.2)%	-

R&D expenses were slightly down compared to the prior year’s nine months, mainly following our cost saving initiatives, which were partially balanced by the negative U.S. dollar exchange rate effect.

The nine months of 2011 included $6 million of share-based compensation charges, compared to $7 million in the nine months of 2010.  Total R&D expenses were net of research tax credits, which amounted to $123 million, increasing compared to $106 million in the year-ago period, due to the qualification for recognition of additional credits for the prior year and for the updated current year forecast.

Other income and expenses, net

	Nine Months Ended
	October 1, 2011	September 25, 2010
	(Unaudited, in millions)
Research and development funding	$82	$74
Phase-out and start-up costs	(8)	(9)
Exchange gain net	6	7
Patent costs	(21)	(8)
Gain on sale of non-current assets	15	1
Other, net	(4)	(5)
Other income and expenses, net	$70	$60
As percentage of net revenues	0.9%	0.8%

Other income and expenses, net, mainly included, as income, items such as R&D funding, gain on sale of non-current assets and exchange gain and, as expenses, patent costs and phase-out/ start-up costs.  Income from R&D funding was associated with our R&D projects, which, upon project approval, qualifies as funding on the basis of contracts with local government agencies in locations where we pursue our activities.  In the nine months of 2011, the balance of these factors resulted in an income, net of $70 million, mainly due to the R&D funding, which reached $82 million, and included a catch-up of grants related to certain 2010 activities for which contracts were signed in 2011.

Impairment, restructuring charges and other related closure costs

	Nine Months Ended
	October 1, 2011	September 25, 2010
	(Unaudited, in millions)
Impairment, restructuring charges and other related closure costs	$(65)	$(72)

In the nine months of 2011, we recorded $65 million of impairment, restructuring charges and other related closure costs, of which:

•
$37 million was recorded in relation to the manufacturing restructuring plan in regards to the closure of our Carrollton (Texas) and Phoenix (Arizona) sites, and primarily related to lease contract termination costs recorded at cease-use date and other closure costs and one-time termination benefits to be paid to employees who rendered services until the complete closure of Carrollton and Phoenix fabs, which was substantially finalized in the second quarter of 2011;

•
$7 million related to the workforce reduction plans announced in April and December 2009 by ST-Ericsson, primarily relating to the lease contract termination costs and other closure costs pursuant to the closure of certain locations;

•
$17 million related to the cost savings plan announced in June 2011 by ST-Ericsson, primarily consisting of the employee termination benefits; the total plan charge is expected to be approximately between $70 million and $75 million and will be substantially completed in 2012; and

•	$4 million related to other restructuring initiatives.

In the nine months of 2010, we recorded $72 million of impairment and restructuring charges and other related closure costs, comprised of:  (i) $18 million recorded in relation to our manufacturing restructuring plan which in regards to the closure of our Ain Sebaa (Morocco), Carrollton (Texas) and Phoenix (Arizona) sites, and was composed of one-time termination benefits, as well as other related charges, mainly related to Carrollton and Phoenix fabs; (ii) $49 million related to the plans announced in April and December 2009 by ST-Ericsson, primarily consisting of on-going termination benefits pursuant to the workforce reduction plan and the closure of certain locations in Europe; and (iii) $5 million related to other restructuring initiatives.

Operating income

	Nine Months Ended
	October 1, 2011	September 25, 2010
	(Unaudited, in millions)
Operating income	$178	$263
As percentage of net revenues	2.4%	3.5%

Our operating income registered a negative variation compared to the nine months of 2010, mainly as a result of declining selling prices and the unfavorable impact of the U.S. dollar exchange rate, which were partially balanced by the cost efficiencies realized in our manufacturing activities.  The nine months of 2011 registered operating income of $178 million compared to $263 million in the year-ago period.

Our wholly owned businesses (ACCI, AMM and PDP) reported a significant improvement in their profitability levels compared to the year-ago period, supported by their higher levels of revenues while Wireless incurred higher losses due to the significantly lower level of sales.  ACCI largely increased its operating income from $276 million or approximately 9% of the last year’s nine month revenues, up to $307 million, or 10% of revenues in the current year nine months, with this performance driven mainly by Automotive and Imaging products.  AMM significantly improved its profit from $310 million or 17% of revenues, up to $468 million or about 21% of revenues, with all the product lines contributing to such good performance, and in particular the MEMS products. PDP operating income increased from $116 million or about 12% of revenues, up to $123 million, equivalent to about 13% of current nine month revenues.  Wireless’ operating loss increased from $347 million to $601 million, of which the largest part was generated from ST-Ericsson JVS and 50% was attributable to Ericsson as noncontrolling interest below operating income; ST-Ericsson JVS is currently in a transition from legacy to new products, while continuing cost saving initiatives.  The segment “Others” increased its losses to $119 million, from $92 million in the year-ago period, mainly due to a higher amount of unused capacity charges.

Other-than-temporary impairment charge and realized gain on financial assets

	Nine Months Ended
	October 1, 2011	September 25, 2010
	(Unaudited, in millions)
Other-than-temporary impairment charge and realized gain on financial assets	$318	$-

The income of $318 million represents a balance of (i) a realized gain on financial assets of $323 million as a result of the cash settlement from Credit Suisse against the transfer of ownership of the whole portfolio of Auction Rate Securities and (ii) an other-than-temporary impairment charge of $5 million as an adjustment of the fair value of certain marketable securities.

Interest income (expense), net

	Nine Months Ended
	October 1, 2011	September 25, 2010
	(Unaudited, in millions)
Interest income (expense), net	$(20)	$2

The nine months of 2011 registered a significant expense increase compared with the year-ago period, mainly due to the one-off sale of certain R&D tax credits at ST-Ericsson, anticipating their collection by three years.

Loss on equity investments and gain on investment divestiture

	Nine Months Ended
	October 1, 2011	September 25, 2010
	(Unaudited, in millions)
Loss on equity investments and gain on investment divestiture	$(22)	$251

In the nine months of 2011, we recorded a charge of $22 million, out of which $19 million related to our proportionate share in the loss of ST-Ericsson JVD, including amortization of basis difference, while the remaining $3 million loss related to other investments. In the nine months of 2010, we recorded income of $251 million, comprised of:  a $265 million gain realized on the divestiture of our proportionate share in Numonyx; a $7 million income representing our net proportional share of Numonyx’s result, recognized on a one-quarter lag; and a $21 million loss related to investments, mainly our proportionate share in the loss of ST-Ericsson JVD.

Gain (loss) on financial instruments, net

	Nine Months Ended
	October 1, 2011	September 25, 2010
	(Unaudited, in millions)
Gain (loss) on financial instruments, net	$22	$(12)

The $22 million gain on financial assets in the nine months of 2011 was mainly associated with the gain of $20 million related to the sale of the remaining Micron shares and the unwinding of the related hedging of our equity participation in Micron received upon the Numonyx disposal.  In the nine months of 2010, the $12 million loss on financial instruments was the balance between a loss of $15 million related to the net premia paid on financial contracts designated to hedge part of the disposal of our share in Numonyx, a loss of $3 million related to the sale of senior FRN and a gain of $6 million related to the repurchase of bonds with an accreted value of $376 million for a cash consideration of $370 million.

Income tax expense

	Nine Months Ended
	October 1, 2011	September 25, 2010
	(Unaudited, in millions)
Income tax expense	$(111)	$(99)

During the nine months of 2011, we registered an income tax expense of $111 million, reflecting the yearly effective tax rate estimated in each of our jurisdictions and applied to consolidated income before taxes.  This resulted in a tax rate which is the combination of (i) income tax expense estimated at about 17% rate on the ST entities income, and (ii) an income tax benefit computed with a much lower tax rate applicable to the losses on the ST-Ericsson entities.

Our tax rate is variable and depends on changes in the level of operating results within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimations of our tax provisions.  Our income tax amounts and rates depend also on our loss carryforwards and their relevant valuation allowances, which are based on estimated projected plans and available tax planning strategies; in the case of material changes in these plans, the valuation allowances could be adjusted accordingly with an impact on our tax charges.  In particular, the nine months of 2011 benefited from the $323 million gain on financial assets, a discrete item which lowered the overall quarterly effective tax rate.  We currently enjoy certain tax benefits in some countries. Such benefits may not be available in the future due to changes in the local jurisdictions; our effective tax rate could be different in future periods and may increase in the coming years.  In addition, our yearly income tax charges include the estimated impact of provisions related to potential tax positions which have been considered uncertain.

Net loss attributable to noncontrolling interest

	Nine Months Ended
	October 1, 2011	September 25, 2010
	(Unaudited, in millions)
Net loss attributable to noncontrolling interest	$296	$206

In the nine months of 2011, we recorded $296 million income representing the loss attributable to noncontrolling interest, which mainly included the 50% less one share owned by Ericsson in the consolidated ST-Ericsson JVS.  In the nine months of 2010, the corresponding amount was $206 million.

All periods included the recognition of noncontrolling interest related to our joint venture in Shenzhen, China for assembly operating activities and Incard do Brazil for distribution.  Those amounts were not material.

Net income attributable to parent company

	Nine Months Ended
	October 1, 2011	September 25, 2010
	(Unaudited, in millions)
Net income attributable to parent company	$661	$611
As percentage of net revenues	8.8%	8.1%

For the nine months of 2011, we reported net income of $661 million, improving compared to the year-ago period due to the aforementioned factors. Earnings per share for the nine months of 2011 was $0.73 per diluted share compared to $0.68 per share in the year-ago period.

Both nine month periods under review were impacted by impairment, restructuring charges and other related closure costs, other-than-temporary impairment charges and other one-time items. In addition, the nine months of 2011 were positively impacted by the income from the ARS settlement ($323 million) and the nine months of 2010 were positively impacted by the Numonyx investment divestiture, a onetime transaction ($265 million), in each case before taxes. The after tax impact of all the above items was estimated to be approximately $0.30 per share in the nine months of 2011 compared to $0.20 per share in the nine months of 2010.

Legal Proceedings

As is the case with many companies in the semiconductor industry, we have from time to time received, and may in the future receive, communications from other semiconductor companies or third parties alleging possible infringement of patents.  Furthermore, we may become involved in costly litigation brought against us regarding patents, copyrights, trademarks, trade secrets or mask works.  In the event that the outcome of such IP litigation would be unfavorable to us, we may be required to take a license for patents or other IP rights upon economically unfavorable terms and conditions, and possibly pay damages for prior use, and/or face an injunction, all of which singly or in the aggregate could have a material adverse effect on our results of operations and ability to compete.  See “Item 3.  Key Information — Risk Factors — Risks Related to Our Operations — We depend on patents to protect our rights to our technology and may face claims of infringing the IP rights of others” included in our Form 20-F, which may be updated from time to time in our public filings.  We are also party to certain disputes which are not related to patents or other IP rights.

We record a provision when, based on our best estimate, we consider it probable that a liability has been incurred and when the amount of the probable loss can be reasonably estimated.  We regularly evaluate losses and claims to determine whether they need to be adjusted based on the most current information available to us and using our best judgment.  There can be no assurance that our recorded reserves will be sufficient to cover the extent of our potential liabilities.  Legal costs associated with claims are expensed as incurred.

We are a party to legal proceedings with Tessera, Inc.

Tessera initiated proceedings in 2006 against us and numerous other semiconductor manufacturers in the U.S. District Court for the Northern District of California.  Tessera also filed a complaint in 2007 with the International Trade Commission in Washington, D.C. (“ITC”) against us and numerous other parties.  A petition for certiori has been filed by the defendants to the ITC proceedings with respect to the unfavorable ITC decision of May 20, 2009, which is still pending before the U.S. Supreme Court. Until the ITC decision is considered final, the proceedings in the Northern District of California will remain stayed.  The Tessera patents asserted against us have however all expired and as a result Tessera may no longer claim any injunctive relief.

We are a party to legal proceedings with Rambus Inc.

On December 1, 2010, Rambus Inc. filed a complaint with the ITC against us and numerous other parties, asserting that we engaged in unfair trade practices by importing certain memory controllers and devices using certain accused interface technologies that allegedly infringe six patents.  The complaint seeks an exclusion order to bar importation into the United States of all semiconductor chips that include memory controllers and/or peripheral interfaces that are manufactured, imported, or sold for importation and that infringe any claim of the asserted patents, and all products incorporating the same.  The complaint further seeks a cease and desist order directing us and other parties to cease and desist from importing, marketing, advertising, demonstrating, sampling, warehousing inventory for distribution, offering for sale, selling, distributing, licensing, or using any semiconductor chips that include memory controllers and/or peripheral interfaces, and products containing such semiconductor chips, that infringe any claim of the asserted patents.  On December 29, 2010, the ITC voted to institute an investigation based on Rambus’ complaint.  We filed our response to the complaint on February 1, 2011.  A trial was held before the ITC from October 11, 2011 until October 20, 2011. The Preliminary Determination date is currently set for January 2012 with Final Determination scheduled on May 4, 2012.

Also on December 1, 2010, Rambus filed a lawsuit against us in the U.S. District Court for the Northern District of California alleging infringement of nineteen Rambus patents.  On June 13, 2011, the District Court issued an order granting in part and denying in part defendants’ motion to stay the action concerning Rambus patent infringement claims pending completion of the aforementioned ITC proceedings.  The case is stayed as to nine of the asserted patents, and moving forward as to the remaining patents.  No trial date has yet been set.  We intend to vigorously defend our position in these matters.

We are a party to arbitration proceedings following a complaint filed by NXP Semiconductors.

On December 4, 2009, we received from the International Chamber of Commerce the notification of a request for arbitration filed by NXP Semiconductors Netherlands BV (“NXP”) against us, claiming compensation for so called underloading costs of approximately $59 million pursuant to a Manufacturing Services Agreement entered into between NXP and ST-NXP Wireless, at the time of the creation of ST-NXP Wireless, our wireless semiconductor products joint venture with NXP.  During the second quarter of 2011, an arbitration hearing was held in Paris regarding this claim. Final briefs were filed in July 2011 and we are awaiting the decision from the arbitral panel.  We remain confident in the strength of our legal position regarding this claim.

We and our subsidiaries are also involved in other legal proceedings, claims and litigation arising in the ordinary course of business.

All pending claims and legal proceedings involve complex questions of fact and law and may require the expenditure of significant funds and the diversion of other resources to prosecute and defend.  The results of legal proceedings are inherently uncertain, and material adverse outcomes are possible.  The resolution of intellectual property litigation may require us to pay damages for past infringement or to obtain a license under the other party’s intellectual property rights that could require one-time license fees or ongoing royalties, which could adversely impact our product gross margins in future periods, or could prevent us from manufacturing or selling some of our products or limit or restrict the type of work that employees involved in such litigation may perform for us.  From time to time we may enter into confidential discussions regarding the potential settlement of pending litigation or other proceedings; however, there can be no assurance that any such discussions will occur or will result in a settlement.  The settlement of any pending litigation or other proceeding could require us to incur substantial settlement payments and costs.  Furthermore, the settlement of any intellectual property proceeding may require us to grant a license to certain of our intellectual property rights to the other party under a cross-license agreement.  If any of those events were to occur, our business, financial condition and results of operations could be materially and adversely affected.  In addition, from time to time we are approached by holders of intellectual property to engage in discussions about our obtaining licenses to their intellectual property.  We will disclose the nature of any such discussion if we believe that (i) it is probable an intellectual property holder will assert a claim of infringement, (ii) there is a reasonable possibility the outcome (assuming assertion) will be unfavorable, and (iii) the resulting liability would be material to our financial condition.  We also constantly review the merits of litigation and claims which we are facing and decide to make an accrual when we are able to reasonably determine that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  To date, we have not determined on such basis that any of the litigation or claims which we are facing gives rise to a material liability, singly or in the aggregate.

Related Party Transactions

During the first quarter of 2011, one of the members of our Supervisory Board was managing director of Areva SA, which is a controlled subsidiary of CEA.  One of the members of our Supervisory Board is a member of the Board of Directors of Technicolor (formerly known as Thomson), another is the non executive Chairman of the Board of Directors of ARM Holdings PLC (“ARM”), one of our Supervisory Board members is a member of the Supervisory Board of Soitec, two of the members of the Supervisory Board are also members of the Supervisory Board of BESI and one of the members of our Supervisory Board is a director of Oracle Corporation (“Oracle”) and Flextronics International. France Telecom and its subsidiaries Equant and Orange, as well as Oracle’s new subsidiary PeopleSoft supply certain services to our Company.  One of our executive officers is a member of the Board of Directors of Soitec and Adecco.  We have a long term joint R&D partnership agreement with LETI, a wholly owned subsidiary of CEA.  We have certain licensing agreements with ARM, and have conducted transactions with Soitec, Adecco and BESI as well as with Technicolor and Flextronics.  Each of the aforementioned arrangements and transactions are negotiated without the personal involvement of our Supervisory Board members and we believe that they are made on an arm’s-length basis in line with market practices and conditions.

Impact of Changes in Exchange Rates

Our results of operations and financial condition can be significantly affected by material changes in the exchange rates between the U.S. dollar and other currencies, particularly the Euro.

As a market rule, the reference currency for the semiconductor industry is the U.S. dollar and the market prices of semiconductor products are mainly denominated in U.S. dollars.  However, revenues for some of our products (primarily our dedicated products sold in Europe and Japan) are quoted in currencies other than the U.S. dollar and as such are directly affected by fluctuations in the value of the U.S. dollar.  As a result of currency variations, the appreciation of the Euro compared to the U.S. dollar could increase, in the short term, our level of revenues when reported in U.S. dollars.  Revenues for all other products, which are either quoted in U.S. dollars and billed in U.S. dollars or in local currencies for payment, tend not to be affected significantly by fluctuations in exchange rates, except to the extent that there is a lag between the changes in currency rates and the adjustments in the local currency equivalent of the price paid for such products.  Furthermore, certain significant costs incurred by us, such as manufacturing costs, selling, general and administrative expenses, and R&D expenses, are largely incurred in the currency of the jurisdictions in which our operations are located.  Given that most of our operations are located in the Euro zone and other non-U.S. dollar currency areas, including Sweden, our costs tend to increase when translated into U.S. dollars when the dollar weakens or to decrease when the U.S. dollar strengthens.

In summary, as our reporting currency is the U.S. dollar, currency exchange rate fluctuations affect our results of operations:  in particular, if the U.S. dollar weakens, our results are negatively impacted since we receive a limited part of our revenues, and more importantly, we incur a significant part of our costs, in currencies other than the U.S. dollar.  On the other hand, our results are favorably impacted when the dollar strengthens.  The impact on our accounts could therefore be material, in the case of a material variation of the U.S. dollar exchange rate.

Our principal strategy to reduce the risks associated with exchange rate fluctuations has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues.  Moreover, in order to further reduce the exposure to U.S. dollar exchange fluctuations, we have hedged certain line items on our consolidated statements of income, in particular with respect to a portion of the costs of goods sold, most of the R&D expenses and certain selling and general and administrative expenses, located in the Euro zone, which we account for as cash flow hedging contracts.  We use three different types of hedging contracts, consisting of forward contracts, collars and options.

Our consolidated statements of income for the three months ended October 1, 2011, included income and expense items translated at the average U.S. dollar exchange rate for the period, plus the impact of the hedging contracts expiring during the period.  Our effective average exchange rate was $1.37 for €1.00 for the nine months of 2011 compared to $1.36 for €1.00 for the nine months of 2010.  Our effective exchange rate was $1.40 for the third quarter of 2011 and $1.37 for €1.00 for the second quarter of 2011 while it was $1.34 for €1.00 for the third quarter of 2010.  These effective exchange rates reflect the actual exchange rates combined with the impact of cash flow hedging contracts that matured in the period.

In 2010, we extended the time horizon of our cash flow hedging contracts for manufacturing costs and operating expenses for up to 24 months, for a limited percentage of our exposure to the Euro and under certain currency market circumstances.  As of October 1, 2011, the outstanding hedged amounts were €732 million to cover manufacturing costs and €515 million to cover operating expenses, at an average exchange rate of about $1.42 to €1.00 and $1.41 to €1.00, respectively (including the premiums paid to purchase foreign exchange options), maturing over the period from October 4, 2011 to September 5, 2012.  As of October 1, 2011, these outstanding hedging contracts and certain expiring contracts covering manufacturing expenses capitalized in inventory represented a deferred loss of approximately $27 million before tax, recorded in “Accumulated other comprehensive income (loss)” in Net Equity, compared to a deferred gain of approximately $65 million before tax at December 31, 2010.

With respect to the portion of our R&D expenses incurred in ST-Ericsson Sweden, as of October 1, 2011, the outstanding hedged amounts were SEK 693 million at an average exchange rate of about SEK 6.55 to $1.00, maturing over the period from October 6, 2011 to September 6, 2012.  As of October 1, 2011, these outstanding hedging contracts represented a deferred loss of approximately $5 million before tax, recorded in “Other comprehensive income” in Net Equity.

Our cash flow hedging policy is not intended to cover our full exposure and is based on hedging a portion of our exposure in the next quarter and a declining percentage of our exposure in each quarter thereafter.  In the third quarter of 2011, as a result of EUR USD and USD SEK cash flow hedging, we recorded a net gain of $33 million, consisting of a gain of $11 million to R&D expenses, a gain of $20 million to cost of goods sold and a gain of $2 million to selling, general and administrative expenses, while in the third quarter of 2010, we recorded a net loss of $58 million.

In addition to our cash flow hedging, in order to mitigate potential exchange rate risks on our commercial transactions, we purchase and enter into forward foreign currency exchange contracts and currency options to cover foreign currency exposure in payables or receivables at our affiliates, which we account for as fair value instruments.  We may in the future purchase or sell similar types of instruments.  See Item 11, “Quantitative and Qualitative Disclosures about Market Risk” in our Form 20-F, which may be updated from time to time in our public filings.  Furthermore, we may not predict in a timely fashion the amount of future transactions in the volatile industry environment.  No assurance may be given that our hedging activities will sufficiently protect us against declines in the value of the U.S. dollar.  Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates.  The net effect of the consolidated foreign exchange exposure resulted in a negligible amount recorded in “Other income and expenses, net” in our third quarter of 2011 Statement of Income.

The assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate.  Income and expenses, as well as cash flows, are translated at the average exchange rate for the period.  The balance sheet impact, as well as the income statement and cash flow impact, of such translations have been, and may be expected to be, significant from period to period since a large part of our assets and liabilities and activities are accounted for in Euros as they are located in jurisdictions where the Euro is the functional currency.  Adjustments resulting from the translation are recorded directly in shareholders’ equity, and are shown as “Accumulated other comprehensive income (loss)” in the consolidated statements of changes in equity.  At October 1, 2011, our outstanding indebtedness was denominated mainly in U.S. dollars and in Euros.

For a more detailed discussion, see Item 3, “Key Information — Risk Factors — Risks Related to Our Operations” in our Form 20-F.

Impact of Changes in Interest Rates

Interest rates may fluctuate upon changes in financial market conditions and material changes can affect our results of operations and financial condition, since these changes can impact the total interest income received on our cash and cash equivalents and marketable securities, as well as the total interest expense paid on our financial debt.

Our interest income (expense), net, as reported in our consolidated statements of income, is the balance between interest income received from our cash and cash equivalent and marketable securities investments and interest expense paid on our long-term debt and bank fees (including fees on committed credit lines).  Our interest income is dependent upon fluctuations in interest rates, mainly in U.S. dollars and Euros, since we invest primarily on a short-term basis; any increase or decrease in the market interest rates would mean an equivalent increase or decrease in our interest income.  Our interest expense is mainly associated with long- and short-term debt, of which only the remaining $421 million of 2016 Convertible Bonds is at a fixed rate of 1.5%, whereas all the remaining debt is at a floating rate (2013 Senior Bonds, which is fixed quarterly at a rate of EURIBOR plus 40bps, and European Investment Bank Floating Rate Loans at LIBOR plus variable spreads).

At October 1, 2011, our total financial resources, including cash, cash equivalents and marketable securities current and non-current, generated an average interest income rate of 0.69%.  In the same period, the average interest rate on our outstanding debt was 1.30%, including the external portion of short-term debt of ST-Ericsson.

Impact of Changes in Equity Prices

The impact of changes in equity prices was applicable to us mainly in relation to our participation in Micron, following the Numonyx divestiture.  As consideration for the divestiture of our share in Numonyx in May 2010, we received 66.88 million Micron shares and we owed $78 million to one of our partners.  In the fourth quarter of 2010 we sold 46.8 million shares at an average price of $8.48 per share, including the unwinding of the applicable hedging contracts.  We received proceeds of $319 million (net of the $78 million payment to one of our partners) and realized a $13 million loss in the fourth quarter 2010.  The remaining 20.1 million shares were sold in January 2011, together with the unwinding of their hedging contracts, for total proceeds of $195 million, realizing a gain of $20 million, recorded as a gain on financial instruments in the first quarter 2011.

As of October 1, 2011, we did not hold any significant participations, which could be subject to a material impact in changes in equity prices.

Liquidity and Capital Resources

Treasury activities are regulated by our policies, which define procedures, objectives and controls.  The policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates.  Most treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office.  The majority of our cash and cash equivalents are held in U.S. dollars and Euros and are placed with financial institutions rated “A3/A-” or better.  Part of our liquidity is also held in Euros to naturally hedge intercompany payables and financial debt in the same currency and is placed with financial institutions rated at least a single A long-term rating, meaning at least A3 from Moody’s Investor Service and A- from Standard & Poor’s or Fitch Ratings.  Marginal amounts are held in other currencies.  See Item 11, “Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F.

Cash flow

We maintain a significant cash position and a low debt to equity ratio, which provide us with adequate financial flexibility.  As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.

During the first nine months of 2011, the evolution of our cash flow produced a net cash increase of $81 million, generated by net cash from operating activities, which exceeded the net cash used in investing activities and in financing activities.  The net cash improved in comparison with the nine months of 2010 in spite of the lower amount of net cash from operating activities, since we used less cash both in investing and financing activities.

The evolution of our cash flow for the comparable periods is set forth below:

	Nine Months Ended
	October 1, 2011	September 25, 2010
	(In millions)
Net cash from operating activities	$743	$1,302
Net cash used in investing activities	(330)	(665)
Net cash used in financing activities	(316)	(677)
Effect of change in exchange rates	(16)	(75)
Net cash increase (decrease)	$81	$(115)

Net cash from operating activities.  The net cash from operating activities in the nine months of 2011 was $743 million, decreasing compared to the prior year period (see “Results of Operations” for more information).  Net cash from operating activities is the sum of (i) net income (loss) adjusted for non-cash items and (ii) changes in assets and liabilities.  The deterioration in net cash from operating activities in the nine months of 2011 was both due to the net income adjusted for non-cash items and the change in assets and liabilities, as follows:

•
Net income adjusted for non-cash items significantly reduced to $829 million of cash generated in the nine months of 2011 compared to $989 million in the prior year period, mainly due to the deteriorated operating results;

•
Changes in assets and liabilities used cash for a total amount of $86 million in the nine months of 2011, compared to $313 million of cash generated in the prior year period.  While the nine months of 2011 negative changes were mainly due to the cash used to build inventory in an amount of $198 million, the nine months of 2010 main item contributing to the favorable change was trade payables associated with ramp up of our activities.  Furthermore the nine months of 2011 also included a favorable net cash impact of $62 million, deriving from the sales, with no recourse, of trade and other receivables, mainly done by ST-Ericsson, while the same impact in 2010 was $179 million.

Net cash used in investing activities.  Investing activities used $330 million of cash in the nine months of 2011, mainly related to payments for purchase of tangible assets and for investment in intangible and financial assets, partially offset by the proceeds, net of purchase, from the sale of marketable securities ($424 million), the proceeds from the settlement of non-current marketable securities ($350 million) and net proceeds from sale of stock received on investment divestiture ($195 million).  Payments for purchase of tangible assets totaled $1,182 million, significantly higher than the $611 million registered in the prior year period, as we almost completed the planned upgrading of our manufacturing capacity.

Net cash used in financing activities.  Net cash used in financing activities was $316 million in the nine months of 2011, largely below the $677 million used in the nine months of 2010, mainly due to the lower amounts of cash used for the buyback of part of our outstanding bonds and for the repayment of our long-term debt.  Moreover, the financing activities in the nine months of 2011 benefited from $240 million proceeds from short-term borrowings. On the other hand, the financial activities in the nine months of 2011 included $239 million as dividends paid to shareholders, compared to $150 million paid in 2010.

Free Cash Flow (non U.S. GAAP measure).

We also present Free Cash Flow, which is a non U.S. GAAP measure, defined as (i) net cash from (used in) operating activities plus (minus) (ii) net cash from (used in) investing activities, excluding payment for purchases (and proceeds from the sale) of marketable securities, short-term deposits and restricted cash, which are considered as temporary financial investments.  The result of this definition is ultimately net cash from operating activities plus (minus) payment for purchase of tangible and intangible assets, net proceeds from sales of stock received on investment divestitures, and payment for business acquisitions.  We believe Free Cash Flow, a non U.S. GAAP measure, provides useful information for investors and management because it measures our capacity to generate cash from our operating activities to sustain our operating investing activities.  Free Cash Flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities.  Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases (and proceeds from the sale) of marketable securities, short-term deposits and restricted cash, the net cash used in financing activities and the effect of change in exchange rates.  In addition, our definition of Free Cash Flow may differ from definitions used by other companies.  Free Cash Flow is determined as follows from our Consolidated Statements of Cash Flow:

	Three Months Ended	Nine Months Ended
	October 1, 2011	October 1, 2011	September 25, 2010
	(In millions)
Net cash from operating activities	$276	$743	$1,302
Net cash used in investing activities	(413)	(330)	(665)
Payment for purchase and proceeds from sale of marketable securities, short-term deposits and restricted cash, net(1)	1	(748)	(25)
Payment for purchase of tangible and intangible assets, net proceeds from sales of stock received on investment divestitures, and payment for business acquisitions(2)	(412)	(1,078)	(690)
Free Cash Flow (non U.S. GAAP measure)	$(136)	$(335)	$612

____________
(1)
Reflects the total of the following line items reconciled with our Consolidated Statements of Cash Flows relating to temporary financial investments of our liquidity:  Payment for purchase of marketable securities, Proceeds from sale of marketable securities, Proceeds from settlement of non-current marketable securities, Investment in short-term deposits, Proceeds from matured short-term deposits, Restricted cash and Release of restricted cash.

(2)
Reflects the total of the following line items reconciled with our Consolidated Statements of Cash Flows relating to the operating investing activities:  Payment for purchase of tangible assets, Investment in intangible and financial assets, Net proceeds from sale of stock received on investment divestiture and Payment for business acquisitions, net of cash and cash equivalents acquired.

Free Cash Flow was negative by $335 million in the nine months of 2011, since the $743 million net cash from operating activities was lower than the total amount of $1,078 million required for the payments for purchase of tangible and intangible assets, for business acquisitions, balanced by the net proceeds from sales of stock received on investments divestitures.  The net cash generated by operating activities declined compared to last year, largely due to the financial needs of ST-Ericsson JVS, which is fully consolidated in our Cash Flow Statement, while being ultimately funded in 50% by our JV partner.  The main components of the $1,078 million were the cash used by $1,182 million of payments for tangible assets, which mainly reflects the capital expenditures realized in the period to support the capacity increases in certain of our fabs, partially balanced by the $195 million cash generated by the sale of Micron stock.

The nine months of 2010 Free Cash Flow was $612 million, with payment for purchase of tangible assets amounting to $611 million.

For the three months ended October 1, 2011, Free Cash Flow was negative by $136 million, due to the results of ST-Ericsson and due to the payment for purchase of tangible assets which was equivalent to $384 million.

For details of the year over year variation for net cash from operating activities, see “— Net cash from operating activities” in the above Free Cash Flow description.

Net financial position (non U.S. GAAP measure).

Our net financial position represents the balance between our total financial resources and our total financial debt.  Our total financial resources include cash and cash equivalents net of bank overdrafts, current and non-current marketable securities, short-term deposits and restricted cash, and our total financial debt includes short term borrowings and current portion of long-term debt and long-term debt, as represented in our consolidated Balance Sheet.  Net financial position is not a U.S. GAAP measure but we believe it provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness.  Our net financial position has been determined as follows from our Consolidated Balance Sheets:

	As at
	October 1, 2011	July 2, 2011	December 31, 2010
	In millions
Cash and cash equivalents, net of bank overdrafts	$1,973	$2,355	$1,892
Marketable securities, current	464	426	891
Restricted cash	8	8	–
Short-term deposits	91	151	67
Marketable securities, non-current	-	-	72
Total financial resources	2,536	2,940	2,922
Short-term borrowings and current portion of long-term debt	(840)	(825)	(720)
Long-term debt	(869)	(1,045)	(1,050)
Total financial debt	(1,709)	(1,870)	(1,770)
Net financial position (non U.S. GAAP measure)	$827	$1,070	$1,152

Our net financial position as of October 1, 2011 resulted in a net cash position of $827 million, decreasing both sequentially and compared to December 31, 2010, mainly due to the reduction of our total financial resources, following the bonds buyback, the dividend payment and the negative free cash flow.

Cash and cash equivalents amounted to $1,973 million as at October 1, 2011, mainly as a result of our free cash flow evolution.

Restricted cash of $8 million is cash in an escrow account out of which $5 million is related to the disposal of the Numonyx investment and $3 million is related to the sale of our Phoenix plant.

Short-term deposits amounted to $91 million, out of which $90 million represent an 8-month deposit, which can be readily converted in cash.

Marketable securities, current was composed of:  (i) $100 million invested in Aaa U.S. Government Treasury Bills with maturity less than 4 months; (ii) $85 million invested in A2 Italian Treasury Bills with maturity less than 11 months and (iii) $279 million invested in senior debt securities (out of which $252 million at a floating rate and

$27 million at a fixed rate) issued by primary financial institutions with an average rating of Aa3/A from Moody’s and S&P.  Both the Treasury Bills and the Floating Rate Notes are classified as available-for-sale and reported at fair value.  See Note 12 to our Unaudited Interim Consolidated Financial Statements.

Marketable securities, non-current corresponded in prior periods to Auction Rate Securities purchased by Credit Suisse.  As of October 1, 2011, we fully recovered the investment through a cash settlement with Credit Suisse and therefore have no more Auction Rate Securities in our portfolio.

Financial debt was $1,709 million as at October 1, 2011, composed of $840 million comprising (i) $307 million short-term borrowings, (ii) $533 million of current portion of long-term debt and (iii) $869 million long-term debt.  The breakdown of our total financial debt was as follows as of October 1, 2011:  (i) $421 million of our 2016 Convertible Bonds, (ii) $473 million of our 2013 Senior Bonds, (iii) $486 million in European Investment Bank loans (the “EIB Loans”), (iv) $12 million in loans from other funding programs, (v) $10 million of capital leases and (vi) $307 million of short-term borrowings related to ST-Ericsson.  The EIB Loans represent two committed credit facilities as part of R&D funding programs.  The first, for R&D in France, was drawn in U.S. dollars, between December 2006 and February 2008, for a total amount of $341 million, of which $127 million had been paid back as at October 1, 2011.  The second for R&D projects in Italy, was drawn in U.S. dollars, between August and October 2008, for a total amount of $380 million, out of which $109 million had been paid back as of October 1, 2011.

Additionally, we had unutilized committed medium-term credit facilities with core relationship banks of about $500 million.  At October 1, 2011, the amounts available under the short-term lines of credit were unutilized.  On September 27, 2010, we signed with the European Investment Bank a €350 million multi-currency loan to support our industrial and R&D programs, which is currently undrawn.

In 2010, we granted, together with Ericsson, a $200 million committed facility to ST-Ericsson, extended to $500 million in April 2011. Our Supervisory Board has approved an extension up to an overall amount of $800 million, out of which $400 million will be funded by us.  As of October 1, 2011, $614 million ($307 million for each parent) was utilized.  We and Ericsson intend to extend the committed facility to fund ST-Ericsson.  Withdrawals on the facility are subject to approval by the parent companies at ST-Ericsson’s Board of Directors.

Our long-term capital market financing instruments contain standard covenants, but do not impose minimum financial ratios or similar obligations on us.  Upon a change of control, the holders of our 2016 Convertible Bonds and 2013 Senior Bonds may require us to repurchase all or a portion of such holder’s bonds.

In February 2006, we issued $1,131 million principal amount at maturity zero coupon senior convertible bonds due in February 2016.  The bonds are convertible by the holder at any time prior to maturity at a conversion rate of 43.833898 shares per one thousand dollar face value of the bonds corresponding to 42,694,216 equivalent shares.  In order to optimize our liability management and yield, we repurchased a portion of our 2016 Convertible Bonds during 2009 (98,000 bonds for a total cash consideration of $103 million and corresponding to 4,295,722 shares) and in 2010 (385,830 bonds for a total cash consideration of $410 million and corresponding to 16,912,433 shares).  On February 23, 2011, certain holders redeemed 41,123 convertible bonds at a price of $1,077.58, out of the total of 490,170 outstanding bonds, or about 8%.  In the third quarter of 2011, we repurchased 66,100 bonds corresponding to $73 million principal amount, inclusive of the swap, for a total cash consideration of $72 million. The holders can redeem the remaining convertible bonds upon a change of control or on February 23, 2012 at a price of $1,093.81 and on February 24, 2014 at a price of $1,126.99 per one thousand dollar face value of the bonds.  We can call the bonds at any time after March 10, 2011 subject to our share price exceeding 130% of the accreted value divided by the conversion rate for 20 out of 30 consecutive trading days.

In March 2006, STMicroelectronics Finance B.V. (“ST BV”), one of our wholly-owned subsidiaries, issued Floating Rate Senior Bonds with a principal amount of €500 million at an issue price of 99.873%.  The notes, which mature on March 17, 2013, pay a coupon rate of the three-month EURIBOR plus 0.40% on June 17, September 17, December 17 and March 17 of each year through maturity.  The notes have a put for early repayment in case of a change of control.  The Floating Rate Senior Bonds issued by ST BV are guaranteed by ST NV.  We repurchased a portion of our 2013 Senior Bonds:  (i) for the amount of $98 million in 2010 and (ii) for the amount of $107 million in the nine months of 2011.

As of October 1, 2011, we had the following credit ratings on our 2013 Senior Bonds and 2016 Convertible Bonds:

	Moody’s Investors Service	Standard & Poor’s
Zero Coupon Senior Convertible Bonds due 2016	Baa1	BBB+
Floating Rate Senior Bonds due 2013	Baa1	BBB+

We are also rated “BBB+” from Fitch on an unsolicited basis.

On February 6, 2009 Standard & Poor’s Rating Services lowered our senior debt rating from “A-” to “BBB+” with stable outlook.  On January 27, 2011, Moody’s Investors Service affirmed the Baa1 senior debt ratings and raised the outlook from negative to stable.

As of October 1, 2011, debt payments due by period and based on the assumption that convertible debt redemptions are at the holder’s first redemption option were as follows:

	Payments Due by Period
	Total	2011	2012	2013	2014	2015	Thereafter
	(In millions)
Long-term debt (including current portion)	$1,402	$23	$533	$581	$106	$84	$75

Financial Outlook

The increase in demand that we have broadly faced across all end markets in 2010 required the acceleration of some of our capex spending in order to adapt our supply capability to this increasing level of demand. Recently we have experienced some demand reduction and inventory correction, which have driven a slowdown of our capital spending for the second half of 2011. Looking at the whole year, we expect to invest approximately $1.25 billion, of which the largest part was spent in the first nine months of 2011.  The most significant of our 2011 capital expenditure projects were and are expected to be:  (a) for the front-end facilities:  (i) capacity increase on proprietary technologies in our 200-mm fabs in Italy (MEMS, Advanced BCDs and PMOS) to support ramping demand; (ii) in our 300-mm fab in Crolles, technology evolution to support the capability for 32nm/28nm processes and mix evolution to support the production ramp-up of the most advanced technologies (45nm) within the 3,200 wafers per week; (iii) the upgrade and partial conversion to 150-mm of our 125-mm fab in Ang-Mo-Kio (Singapore) and the preparation for the conversion to 200-mm of our 150-mm fab already existing in the same plant; (iv) selective programs of mix evolution in our 200-mm fabs, mainly in the fabs of Crolles and Rousset; and (v) quality, safety, security and maintenance in both 150-mm and 200-mm front end fabs; (b) for the back-end facilities, capital expenditures will mainly be dedicated to:  (i) capacity growth on strategic package families, mainly in the areas of MEMS and Automotive, to sustain market demand; (ii) further consolidation of our presence in China (Longgang and Shenzhen), in Muar (Malaysia) and in Calamba (Philippines); (iii) modernization of package lines (copper bonding vs. gold bonding); and (iv) specific investments in the areas of quality, environment and energy saving; and (c) an overall capacity increase in final testing and wafers probing (EWS) for all product lines.

We will continue to monitor our level of capital spending by taking into consideration factors such as trends in the semiconductor industry, capacity utilization and announced additions.  We expect to have significant capital requirements in the coming years and in addition we intend to continue to devote a substantial portion of our net revenues to R&D and to continue to support ST-Ericsson towards its expected recovery.  We plan to fund our capital requirements from cash provided by operating activities, available funds and support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuing of debt, convertible bonds or additional equity securities.  A substantial deterioration of our economic results and consequently of our profitability could generate a deterioration of the cash generated by our operating activities.  Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in the previous years to fund our capital expenditures plans for expending/upgrading our production facilities, our working capital requirements, our R&D and industrialization costs.

On February 23, 2011, holders were able to call for the redemption of our outstanding 2016 Convertible Bonds, which occurred for 41,123 bonds, for an amount of $44 million.  During the third quarter of 2011, we repurchased (i) about 66,000 of our outstanding 2016 Convertible Bonds corresponding to a $73 million principal amount, including swap, for a total cash consideration of $72 million, realizing a gain on the repurchase of approximately $1 million;

the total of bonds outstanding represent approximately 39% of the total amount originally issued and (ii) about 53,000 of our 2013 Senior Bonds for a total cash consideration of $77 million.  As of October 1, 2011, 382,947 convertible bonds remained outstanding, which can be redeemed by the holders on February 23, 2012 for an amount of $419 million. Furthermore, there may be a need to provide additional financing by the parent companies of the ST-Ericsson joint venture.

We believe that we have the financial resources needed to meet our business requirements for the next 12 months, including capital expenditures for our manufacturing activities, working capital requirements, dividend payments and the repayment of our debts in line with their maturity dates.  We may use some of our available cash to repurchase a portion of our outstanding debt securities, including possibly our 2016 Convertible Bonds and 2013 Senior Bonds, should market conditions permit.

Contractual Obligations, Commercial Commitments and Contingencies

Our contractual obligations, commercial commitments and contingencies are mainly comprised of:  operating leases for land, buildings, plants and equipment; purchase commitments for equipment, outsourced foundry wafers and for software licenses; long-term debt obligations; pension obligations and termination indemnities and other non-current liabilities.

Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements at October 1, 2011.

Backlog and Customers

During the third quarter 2011, our backlog (including frame orders) declined, as we registered weaker market conditions amid macroeconomic uncertainty, which negatively impacted the demand for our products.  We entered the fourth quarter 2011 with a backlog below the level we had when entering the third quarter 2011.  Backlog (including frame orders) is subject to possible cancellation, push back and a lower ratio of frame orders being translated into firm orders and, thus, it is not necessarily indicative of the amount of billings or growth to be registered in subsequent periods.

In the third quarter 2011, no customer exceeded 10% of our total net revenues, while in the third quarter of 2010 the Nokia Group of companies accounted for approximately 14% of our revenues.  There is no guarantee that any group of companies, or any other customer, will continue to generate revenues for us at the same levels.  If we were to lose one or more of our key customers, or if they were to significantly reduce their bookings, not confirm planned delivery dates on frame orders in a significant manner or fail to meet their payment obligations, our operating results and financial condition could be adversely affected.

Disclosure Controls and Procedures

We conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (“Disclosure Controls”) as of the end of the third quarter.  The controls evaluation was conducted under the supervision and with the participation of management, including our CEO and CFO.  Disclosure Controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Exchange Act, such as this periodic report, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.  Disclosure Controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.  Our quarterly evaluation of Disclosure Controls includes an evaluation of some components of our internal control over financial reporting, and internal control over financial reporting is also separately evaluated on an annual basis.

The evaluation of our Disclosure Controls included a review of the controls’ objectives and design, our implementation of the controls and their effect on the information generated for use in this periodic report.  In the course of the controls evaluation, we reviewed identified data errors, control problems or acts of fraud and sought to confirm that appropriate corrective actions, including process improvements, were being undertaken.  This type of evaluation is performed at least on a quarterly basis so that the conclusions of management, including the CEO and

CFO, concerning the effectiveness of the Disclosure Controls can be reported in our periodic reports on Form 6-K and Form 20-F.  The components of our Disclosure Controls are also evaluated on an ongoing basis by our Internal Audit Department, which, as of December 2010, reports directly to the Audit Committee.  The overall goals of these various evaluation activities are to monitor our Disclosure Controls, and to modify them as necessary.  Our intent is to maintain the Disclosure Controls as dynamic systems that change as conditions warrant.

We rely on ST-Ericsson’s CEO and CFO certification of internal control at ST-Ericsson and their affiliates that are an integral part of our Consolidated Financial Statements but act as independent companies under the 50-50% governance structure of their two parents.

Based upon the controls evaluation, our CEO and CFO have concluded that, as of the end of the period covered by this periodic report, our Disclosure Controls (including those at ST-Ericsson) were effective.

Other Reviews

We have sent this report to our Audit Committee, which had an opportunity to raise questions with our management and independent auditors before we submitted it to the Securities and Exchange Commission.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements contained in this Form 6-K that are not historical facts, particularly in “Overview— Business Outlook” and in “Liquidity and Capital Resources—Financial Outlook”, are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•
changes in demand in the key application markets and from key customers served by our products, including demand for products where we have achieved design wins and/or demand for applications where we are targeting growth, all of which make it extremely difficult to accurately forecast and plan our future business activities;

•	our ability in periods of reduced demand or visibility on orders to reduce our expenses as required and to operate our manufacturing facilities at sufficient levels to cover fixed operating costs;

•
the operations of the ST-Ericsson wireless joint venture, which represent an over $2 billion investment and risk for our business, are currently in a transition from legacy to new products in a rapidly evolving market environment and facing a dramatic change in their major customer business.  Consequently, ST-Ericsson is incurring significant losses.  In the event of non-acceptance by customers of new products, a significant worsening of the current market conditions or a lack of results, the value of ST-Ericsson for ST could decrease to a value lower than the current carrying amount of the investment on our books;

•
our ability, in an intensively competitive environment, to identify and allocate necessary design resources to successfully develop and secure customer acceptance for new products meeting their expectations as well as our ability to achieve our pricing expectations for high-volume supplies of new products in whose development we have been, or are currently, investing;

•	the financial impact of obsolete or excess inventories if actual demand differs from our expectations;

•
our ability to maintain or improve our competitiveness when a high percentage of our costs are fixed and are incurred in Euros and currencies other than U.S. dollars, especially in light of the increasing volatility in the foreign exchange markets and, more particularly, in the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;

•	the outcome of ongoing litigation as well as any new litigation to which we may become a defendant;

•
changes in our overall tax position as a result of changes in tax laws, expected income or the outcome of tax audits, changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	the impact of intellectual property claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•	product warranty or liability claims based on epidemic or delivery failures or recalls by our customers for a product containing one of our parts;

•	availability and costs of raw materials, utilities, third-party manufacturing services, or other supplies required by our operations; and

•
changes in the political, social, economic or infrastructure environment, including as a result of military conflict, social unrest and/or terrorist activities, economic turmoil, as well as natural events such as severe weather, health risks, epidemics, earthquakes, tsunami (in particular, the aftermath of the current flooding in Thailand which impacts the operations of our customers), volcano eruptions or other acts of nature in, or affecting, the countries in which we, our key customers or our suppliers, operate and causing unplanned disruptions in our supply chain and reduced or delayed demand from our customers.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements.  Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes”, “expects”, “may”, “are expected to”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.  Some of these risk factors are set forth and are discussed in more detail in “Item 3.  Key Information — Risk Factors” in our Form 20-F.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in our Form 20-F as anticipated, believed or expected.  We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this Form 6-K to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Item 3.  Key Information — Risk Factors” from time to time in our Securities and Exchange Commission (“SEC”) filings, could have a material adverse effect on our business and/or financial condition.

STMICROELECTRONICS N.V.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Three months ended
	(Unaudited)
	October 1st,	September 25,
In million of U.S. dollars except per share amounts	2011	2010

Net sales	2,392	2,634
Other revenues	50	23
Net revenues	2,442	2,657
Cost of sales	(1,569)	(1,616)
Gross profit	873	1,041
Selling, general and administrative	(302)	(281)
Research and development	(596)	(558)
Other income and expenses, net	12	18
Impairment, restructuring charges and other related closure costs	(10)	(27)
Operating income (loss)	(23)	193
Interest expense, net	(3)	(2)
Loss on equity investments	(7)	(8)
Gain (loss) on financial instruments, net	1	(1)
Income (loss) before income taxes and noncontrolling interest	(32)	182
Income tax benefit (expense)	3	(44)
Income (loss) before noncontrolling interest	(29)	138
Net loss attributable to noncontrolling interest	100	60
Net income attributable to parent company	71	198

Earnings per share (Basic) attributable to parent company shareholders	0.08	0.22
Earnings per share (Diluted) attributable to parent company shareholders	0.08	0.22

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Nine months ended
	(Unaudited)
	October 1st,	September 25,
In million of U.S. dollars except per share amounts	2011	2010

Net sales	7,460	7,452
Other revenues	83	61
Net revenues	7,543	7,513
Cost of sales	(4,702)	(4,627)
Gross profit	2,841	2,886
Selling, general and administrative	(930)	(864)
Research and development	(1,738)	(1,747)
Other income and expenses, net	70	60
Impairment, restructuring charges and other related closure costs	(65)	(72)
Operating income	178	263
Other -than-temporary impairment charge and realized gain on financial assets	318	-
Interest income (expense), net	(20)	2
Loss on equity investments and gain on investment divestiture	(22)	251
Gain (loss) on financial instruments, net	22	(12)
Income before income taxes and noncontrolling interest	476	504
Income tax expense	(111)	(99)
Income before noncontrolling interest	365	405
Net loss attributable to noncontrolling interest	296	206
Net income attributable to parent company	661	611

Earnings per share (Basic) attributable to parent company shareholders	0.75	0.69
Earnings per share (Diluted) attributable to parent company shareholders	0.73	0.68

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

	October 1st,	December 31,
In million of U.S. dollars	2011	2010
	(Unaudited)	(Audited)
Assets
Current assets :
Cash and cash equivalents	1,973	1,892
Restricted cash	3	7
Short-term deposits	91	67
Marketable securities	464	1,052
Trade accounts receivable, net	1,208	1,230
Inventories, net	1,701	1,497
Deferred tax assets	191	218
Assets held for sale	28	28
Other receivables and assets	620	609
Total current assets	6,279	6,600
Goodwill	1,066	1,054
Other intangible assets, net	681	731
Property, plant and equipment, net	4,238	4,046
Long-term deferred tax assets	382	329
Equity investments	106	133
Restricted cash	5	-
Non-current marketable securities	-	72
Other investments and other non-current assets	443	384
	6,921	6,749
Total assets	13,200	13,349

Liabilities and equity
Current liabilities:
Short term borrowings and current portion of long-term debt	840	720
Trade accounts payable	989	1,233
Dividends payable to shareholders	177	62
Other payables and accrued liabilities	1,041	1,004
Deferred tax liabilities	15	7
Accrued income tax	128	96
Total current liabilities	3,190	3,122

Long-term debt	869	1,050
Reserve for pension and termination indemnities	331	326
Long-term deferred tax liabilities	28	59
Other non-current liabilities	319	295
	1,547	1,730
Total liabilities	4,737	4,852
Commitment and contingencies
Equity
Parent company shareholders' equity
Common stock (preferred stock:540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,559,805 shares issued, 884,981,770 shares outstanding)	1,156	1,156
Capital surplus	2,538	2,515
Accumulated result	3,515	3,241
Accumulated other comprehensive income	913	979
Treasury stock	(271)	(304)
Total parent company shareholders' equity	7,851	7,587
Noncontrolling interest	612	910
Total equity	8,463	8,497

Total liabilities and equity	13,200	13,349

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	(Unaudited)	(Unaudited)
	October 1st,	September 25,
In million of U.S. dollars	2011	2010

Cash flows from operating activities:
Net income	365	405
Items to reconcile net income (loss) and cash flow from operating activities:
Depreciation and amortization	964	913
Other-than-temporary impairment charge and realized gain on financial assets	(318)	-
(Gain) loss on financial instruments, net	(22)	12
Stock-based compensation	23	25
Other non-cash items	(85)	(71)
Deferred income tax	(48)	(15)
Loss on equity investments and (gain) on investment divestiture	22	(251)
Impairment, restructuring charges and other related closure costs, net of cash payments	(72)	(29)
Changes in assets and liabilities:
Trade receivables, net	25	(58)
Inventories, net	(198)	(187)
Trade payables	(74)	432
Other assets and liabilities, net	161	126
Net cash from operating activities	743	1,302

Cash flows from investing activities:
Payment for purchases of tangible assets	(1,182)	(611)
Payment for purchase of marketable securities	(352)	(1,001)
Proceeds from sale of marketable securities	776	838
Investment in short-term deposits	(240)	(62)
Proceeds from matured short-term deposits	222	-
Restricted cash	(95)	-
Release of restricted cash	87	250
Proceeds from settlement of non-current marketable securities	350	-
Investment in intangible and financial assets	(81)	(75)
Net proceeds from sale of stock received on investment divestiture	195	-
Payment for business acquisitions, net of cash and cash equivalents received	(10)	(4)
Net cash used in investing activities	(330)	(665)

Cash flows from financing activities:
Proceeds from long-term debt	3	1
Proceeds from short-term borrowings	240	25
Repurchase of issued debt	(223)	(387)
Repayment of short-term borrowings	(8)	-
Repayment of long-term debt	(86)	(160)
Dividends paid to shareholders	(239)	(150)
Other financing activities	(3)	(6)
Net cash used in financing activities	(316)	(677)
Effect of changes in exchange rates	(16)	(75)
Net cash increase (decrease)	81	(115)
Cash and cash equivalents at beginning of the period	1,892	1,588
Cash and cash equivalents at end of the period	1,973	1,473

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

In million of U.S. dollars, except per share amounts					Accumulated
					Other
	Common	Capital	Treasury	Accumulated	Comprehensive	Noncontrolling	Total
	Stock	Surplus	Stock	Result	Income/(loss)	Interests	Equity

Balance as of December 31, 2009 (Audited)	1,156	2,481	(377)	2,723	1,164	1,216	8,363
Stock-based compensation expense		34	73	(73)			34
Comprehensive income (loss):
Net income (loss)				830		(288)	542
Fair value changes on available-for-sale financial assets, net of tax					28		28
Fair value changes on derivatives designated as cash-flow hedges, net of tax					55	2	57
Equity divestiture				8			8
Other components of other comprehensive income, net of tax					(268)	(13)	(281)
Comprehensive income							354
Dividends, $0.28 per share				(247)		(7)	(254)
Balance as of December 31, 2010 (Audited)	1,156	2,515	(304)	3,241	979	910	8,497
Stock-based compensation expense		23	33	(33)			23
Business combination						9	9
Comprehensive income (loss):
Net income (loss)				661		(296)	365
Fair value changes on available-for-sale financial assets, net of tax					(31)		(31)
Fair value changes on derivatives designated as cash-flow hedges, net of tax					(84)	(9)	(93)
Other components of other comprehensive income, net of tax					49	(2)	47
Other comprehensive income (loss)					(66)	(11)	(77)
Comprehensive income							288
Dividends, $0.40 per share				(354)			(354)
Balance as of October 1st, 2011 (Unaudited)	1,156	2,538	(271)	3,515	913	612	8,463

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.

Notes to Interim Consolidated Financial Statements (Unaudited)

1.	The Company

STMicroelectronics N.V. (the “Company”) is registered in The Netherlands with its corporate legal seat in Amsterdam, the Netherlands, and its corporate headquarters located in Geneva, Switzerland.

The Company is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (“ICs”) and discrete devices. The Company offers a diversified product portfolio and develops products for a wide range of market applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Within its diversified portfolio, the Company is focused on developing products that leverage its technological strengths in creating customized, system-level solutions with digital and mixed-signal content.

2.	Fiscal Year

The Company’s fiscal year ends on December 31. Interim periods are established for accounting purposes on a thirteen-week basis.

The Company’s first quarter ended on April 2, 2011, its second quarter ended on July 2 and its third quarter ended on October 1. Its fourth quarter will end on December 31.

3.	Basis of Presentation

The accompanying Unaudited Interim Consolidated Financial Statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), consistent in all material respects with those applied for the year ended December 31, 2010. The interim financial information is unaudited but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results for the periods presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the entire year.

All balances and values in the current and prior periods are in millions of U.S. dollars, except shares and per-share amounts.

The accompanying Unaudited Interim Consolidated Financial Statements do not include certain footnotes and financial presentation normally required on an annual basis under U.S. GAAP. Therefore, these interim financial statements should be read in conjunction with the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 7, 2011.

4.	Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions. The primary areas that require significant estimates and judgments by management include, but are not limited to:

•	sales returns and allowances,

•	determination of the best estimate of selling price for deliverables in multiple element sale arrangements,

•	inventory reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory,

•	provisions for litigation and claims,

•
valuation at fair value of acquired assets including intangibles, goodwill, investments and tangible assets, and assumed liabilities in a business combination, as well as the impairment of their related carrying values,

•	annual and trigger based impairment review of goodwill and intangible assets, as well as an assessment, in each reporting period, of events, which could trigger interim impairment testing,

•	estimated value of the consideration to be received and used as fair value for asset groups classified as assets to be disposed of by sale and the assessment of probability of realizing the sale,

•	determination of fair value on nonmonetary exchanges of assets,

•	measurement of the fair value of debt and equity securities, for which no observable market price is obtainable,

•	assessment of credit losses and other-than-temporary impairment charges on financial assets,

•	valuation of noncontrolling interest and repurchase of remaining interest on certain investments,

•	restructuring charges,

•	assumptions used in calculating pension obligations,

•	determination of the amount of taxes estimated for the full year, including deferred income tax assets, valuation allowances and provisions for uncertain tax positions and claims.

The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends and latest available business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While the Company regularly evaluates its estimates and assumptions, the actual results experienced by the Company could differ materially and adversely from management’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations, cash flows and financial position could be significantly affected.

5.	Recent Accounting Pronouncements

Accounting pronouncements effective in 2011

In January 2010, the FASB issued new guidance for fair value measurements which requires more robust disclosures regarding (i) different classes of assets and liabilities measured at fair value, (ii) valuation techniques and inputs used, (iii) activities within Level 3 fair value hierarchy measurements (i.e. purchases and sales), and (iv) transfers between Levels 1, 2, and 3 of the fair value hierarchy. Part of the disclosures were effective for the first interim or annual reporting period beginning after December 15, 2009. Additional disclosures for the roll forward of Level 3 assets and liabilities requiring separate disclosures for purchases, sales, issuances and settlements of assets are effective for annual reporting periods beginning after December 15, 2010. The Company adopted the required disclosures of this new guidance as of January 1, 2010 and expanded the additional disclosures described above as at January 1, 2011. These disclosures can be found in Note 26.

In April 2010, the FASB issued amendments to the guidance on the criteria that should be met for determining whether the milestone method of revenue recognition is appropriate. Revenue can be recognized upon achievement of a milestone in the period in which the milestone is achieved only if the milestone meets all the criteria to be considered as substantive. The amendment is effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. The Company adopted the amended guidance as of January 1, 2011 and such amendment did not have any significant impact on the Company’s financial position and results of operations.

Accounting pronouncements that are not yet effective and have not been adopted early by the Company

In May 2011, the FASB issued amendment to the guidance on fair value measurement and disclosure requirements in US GAAP. The main changes to current practice are presented hereafter. The new guidance states that the concepts of highest and best use and valuation premise are only relevant when measuring the fair value of nonfinancial assets. It also prohibits the application of a blockage factor to all fair value measurements. Moreover, an entity should measure the fair value of its own equity instruments from the perspective of a market participant that holds the instruments as assets. The new guidance finally required the disclosure of quantitative information about unobservable inputs used, a description of the valuation process used by the entity and a qualitative discussion about the sensitivity of the measurements. Additionally, entities must report the level in the fair value hierarchy of assets and liabilities not recorded at fair value but for which fair value is disclosed. The amendment is effective for interim and annual periods beginning on or after December 15, 2011. The Company will adopt the amendment when effective but the new guidance is not expected to have a significant effect in practice.

In June 2011, the FASB issued new guidance for the presentation of comprehensive income. The new guidance eliminates the current option to report Other Comprehensive Income (“OCI”) and its components in the statement of changes in equity. An entity can elect to present items of net income and other comprehensive income in one continuous statement – referred to as the statement of comprehensive income – or in two separate, but consecutive, statements. Each component of net income and each component of OCI, together with totals for comprehensive income and its two parts, would need to be displayed under either alternative. The statement(s) would need to be presented with equal prominence as the other primary financial statements. These new requirements are effective for public entities as of the beginning of a fiscal year starting after December 15, 2011 and interim and annual periods thereafter, with early adoption permitted. The Company will adopt the new guidance when effective and is currently evaluating the presentation method.

In September 2011, the FASB issued new guidance on testing goodwill for impairment. The revised guidance is intended to simplify the goodwill impairment test by providing an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary. The qualitative assessment consists of determining whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the entity concludes pursuant to this qualitative test that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the entity would be required to conduct the current two-step goodwill impairment test. The revised guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The Company will adopt the new guidance when effective and is currently evaluating the impact the amended guidance will have on its goodwill impairment testing.

6.	Revenues Under Multiple Deliverable Arrangements

The Company, from time to time, enters into agreements with multiple deliverables. In 2011, 2010 and 2009, the Company entered into certain agreements related to the licensing of various technologies which include the delivery of a) licenses and process documentation and b) various training and implementation support. In the current agreements, the delivery of each instance of license and process documentation, as well as the training and support, are considered to be separate units of accounting. The timing of services in these arrangements varies depending on the contractual terms, but revenue is recognized either prorata for short duration service periods, or as the specific services are rendered for longer duration service periods.

As these intellectual properties are not normally sold by the Company or other similar manufacturers, there is limited or no ability to use vendor specific objective evidence or third-party evidence of value. Thus, the valuation is based on best estimates of selling prices for such deliverables. These best estimates are determined by the groups responsible for the negotiation of the agreements and are primarily based on either: a) the total amount of the agreement, assuming that subsequent services are insignificant to the sale of the license and process documentation, b) cash payments to be paid by the customer in advance of delivery prior to incurring related services or training and/or c) information derived from the negotiation process between the Company and the customer. Training and support are valued based on past history of similar services or the group’s determined value based on a cost plus analysis.

The actual past and the expected future revenues for the multiple deliverable arrangements effective as at October 1, 2011 are:

In millions of U.S. dollars	2009	2010	2011*	2012	2013

Licenses and process documentation	23	29	56	7	7
Training and support services	1	28	13	1	9

Total Revenues under Multiple Deliverable Arrangements	24	57	69	8	16
			* includes $56 million recognized in the first nine months of 2011
Due to the long nature of some of the payments in these agreements, some revenue is deferred until collectability is reasonably assured. These arrangements generally do not include performance-, cancellation-, termination- or refund-type provisions.

7.	Other Income and Expenses, Net

Other income and expenses, net consisted of the following:

	(Unaudited)		(Unaudited)
	Three months ended		Nine months ended
In millions of U.S. dollars	October 1, 2011	September 25, 2010	October 1, 2011	September 25, 2010

Research and development funding	19	25	82	74
Phase-out and start-up costs	-	(5)	(8)	(9)
Exchange gain, net	-	4	6	7
Patent costs	(7)	(3)	(21)	(8)
Gain on sale of non-current assets	1	-	15	1
Other, net	(1)	(3)	(4)	(5)

Total Other income and expenses, net	12	18	70	60

The Company receives public funding from governmental agencies in several jurisdictions. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions have been met.

Phase-out costs represent costs incurred below a minimum level of production during the closing stage of the Company’s manufacturing facilities. They are treated in the same manner as start-up costs which represent costs incurred in the start-up and testing of the Company’s new manufacturing facilities, before reaching the earlier of a minimum level of production or six months after the fabrication line’s quality certification.

Exchange gains and losses included in “Other income and expenses, net” represent the net effect of exchange rate changes on commercial transactions denominated in currencies other than an entity’s functional currency and the changes in fair value of held-for-trading derivative instruments which are not designated as hedge and which have a cash flow effect related to operating transactions.

Patent costs include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees. They are reported net of settlements, which primarily include reimbursements of prior patent litigation costs.

8.	Impairment, Restructuring Charges and Other Related Closure Costs

Impairment, restructuring charges and other related closure costs incurred in the third quarter and in the first nine months of 2011 are summarized as follows:

(Unaudited)
Three months ended on October 1, 2011
In millions of U.S. dollars	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs

Manufacturing restructuring plan	-	(1)	(1)	(2)
STE restructuring plan	-	(1)	-	(1)
STE cost savings plan	-	(4)	-	(4)
Other restructuring initiatives	-	(2)	(1)	(3)
Total impairment, restructuring charges and other related closure costs	-	(8)	(2)	(10)

(Unaudited)
Nine months ended on October 1, 2011
In millions of U.S. dollars	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs

Manufacturing restructuring plan	(3)	(13)	(21)	(37)
STE restructuring plan	(1)	(3)	(3)	(7)
STE cost savings plan	-	(17)	-	(17)
Other restructuring initiatives	-	(1)	(3)	(4)
Total impairment, restructuring charges and other related closure costs	(4)	(34)	(27)	(65)

Impairment, restructuring charges and other related closure costs incurred in the third quarter and in the first nine months of 2010 are summarized as follows:

(Unaudited)
Three months ended on September 25, 2010
In millions of U.S. dollars	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs

Manufacturing restructuring plan	-	(4)	(3)	(7)
STE restructuring plan	(3)	(14)	(1)	(18)
Other restructuring initiatives	-	(2)	-	(2)
Total impairment, restructuring charges and other related closure costs	(3)	(20)	(4)	(27)

(Unaudited)
Nine months ended on September 25, 2010
In millions of U.S. dollars	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs

Manufacturing restructuring plan	(1)	(9)	(8)	(18)
STE restructuring plan	(4)	(43)	(2)	(49)
Other restructuring initiatives	-	(3)	(2)	(5)
Total impairment, restructuring charges and other related closure costs	(5)	(55)	(12)	(72)

Impairment charges

The Company recorded in the first nine months of 2011 and in the first nine months of 2010 impairment charges primarily related to long-lived assets with no alternative future use amounting to $4 million and $5 million, respectively.

Restructuring charges and other related closure costs

Provisions for restructuring charges and other related closure costs as at October 1, 2011 are summarized as follows in millions of U.S. dollars:

	Manufacturing Restructuring Plan	STE restructuring plan	STE cost savings plan	Other Restructuring Initiatives	Total Restructuring & Other Related Closure Costs
Provision as at December 31, 2010	57	60	-	19	136
Charges incurred in 2011	34	6	17	5	62
Adjustments for unused provisions	-	-	-	(1)	(1)
Amounts paid	(85)	(44)	-	(8)	(137)
Currency translation effect	-	2	(1)	-	1
Provision as at October 1, 2011	6	24	16	15	61

•	Manufacturing restructuring plan:

Pursuant to its commitment to a restructuring plan aimed at improving its manufacturing competitiveness, the Company recorded in the first nine months of 2011 a total restructuring charge amounting to $34 million. These restructuring charges primarily related to lease contract termination costs recorded at cease-use date, one-time termination benefits to be paid to employees who rendered services until the complete closure of Carrollton and Phoenix fabs, which was substantially finalized in the second quarter of 2011, and other closure costs.

•	STE restructuring plan:

The Company recorded in the first nine months of 2011 restructuring charges totaling $6 million, pursuant to the STE restructuring plan announced and expanded in 2009, which was substantially completed during the first half of 2011. These restructuring charges primarily related to lease contract termination costs and other closure costs pursuant to the closure of certain locations.

•	STE cost savings plan

Pursuant to its commitment to a restructuring plan announced in June 2011 aimed at achieving savings, the Company recorded in the first nine months of 2011 $17 million restructuring charges. These restructuring charges primarily related to employee termination benefits.

Total impairment, restructuring charges and other related closure costs

The manufacturing restructuring plan, which was expected to result in a total pre-tax charge in the range of $270 million to $300 million, registered a total charge of $311 million as of October 1, 2011. This plan is expected to be completed in 2011.

The STE restructuring plan, which was expected to result in a total pre-tax charge in the range of $135 million to $155 million, registered a total charge of $170 million as of October 1, 2011. This plan is expected to be substantially completed in 2011.

The STE cost savings plan is expected to result in a total pre-tax charge in the range of $70 million to $75 million, of which $17 million have been incurred as of October 1, 2011. This plan is expected to be substantially completed in 2012.

The total actual costs that the Company will incur may differ from these estimates based on the timing required to fully complete the restructuring plans, the number of people involved, the final agreed termination benefits and the costs associated with the transfer of equipment, product and processes.

9.	Interest Income (Expense), Net

Interest income (expense), net consisted of the following:

	(Unaudited)		(Unaudited)
	Three months ended		Nine months ended
In millions of U.S. dollars	October 1, 2011	September 25, 2010	October 1, 2011	September 25, 2010

Income	6	6	17	26
Expense	(9)	(8)	(37)	(24)

Total interest income (expense), net	(3)	(2)	(20)	2

Interest expense included charges related to the amortization of issuance costs incurred by the Company for the outstanding bonds and banking fees related to the sale of trade and other receivables.

10.	Earnings per share

Basic net earnings per share (“EPS”) is computed based on net income attributable to parent company shareholders using the weighted-average number of common shares outstanding during the reported period; the number of outstanding shares does not include treasury shares. Diluted EPS is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period, such as stock issuable pursuant to the exercise of stock options outstanding, nonvested shares granted and the conversion of convertible debt.

	(Unaudited)		(Unaudited)
	Three months ended		Nine months ended
In millions of U.S. dollars, except share and per share amounts	October 1, 2011	September 25, 2010	October 1, 2011	September 25, 2010

Basic income per share:

Net income	71	198	661	611
Weighted average shares outstanding	884,803,905	881,491,868	883,163,208	879,922,593

Income per share (basic)	0.08	0.22	0.75	0.69

Diluted income per share:

Net income	71	198	661	611
Convertible debt interest	1	2	4	7
Net income adjusted	72	200	665	618
Weighted average shares outstanding	884,803,905	881,491,868	883,163,208	879,922,593

Dilutive effect of nonvested shares	2,750,060	2,400,850	4,011,099	3,530,124

Dilutive effect of convertible debt	18,091,575	26,167,847	19,513,791	28,704,946

Number of shares used in calculating income per share	905,645,540	910,060,565	906,688,098	912,157,663

Income per share (diluted)	0.08	0.22	0.73	0.68

As of October 1, 2011, the Company excluded 26,710,885 outstanding stock options from the calculation of diluted earnings per common share because the exercise price of these stock options was greater than or equal to the average market value of the common shares.

As of October 1, 2011, the Company included the dilutive effect of convertible debts. There was the equivalent of 16,791,683 common shares outstanding for convertible debts, out of which 5,624 for the 2013 bonds and 16,786,059 for the 2016 bonds. None of these bonds were converted to shares during the first nine months of 2011.

11.	Short-term deposits

During the nine months ended October 1 2011, the Company invested $240 million of cash in short-term deposits with a maturity of one year and received $222 million from matured short-term deposits. As at October 1, 2011, the Company had $91 million of cash in short-term deposits. These deposits are held at one Bank with long-term rating of A3/A, which can be readily converted into cash.

12.	Marketable Securities

Changes in the value of marketable securities, as reported in current and non-current assets on the consolidated balance sheets as at October 1, 2011 and December 31, 2010 are detailed in the table below:

	(Audited)						(Unaudited)

In millions of U.S. dollars	December 31, 2010	Purchase	Sale / Settlement	Change in fair value included in OCI* for available-for -sale marketable securities	Change in fair value recognized in earnings	Realized gain	Foreign exchange result through OCI*	October 1, 2011

Debt securities issued by the U.S. Treasury	350	100	(350)	-	-	-	-	100
Debt securities issued by foreign governments	213	225	(355)	-	-	-	2	85
Fixed rate debt securities issued by financial institutions	-	27	-	-	-	-	-	27
Senior debt Floating Rate Notes issued by financial institutions	328	-	(71)	(2)	(5)	-	2	252
Auction Rate Securities	72	-	(350)	(45)	-	323	-	-
Equity securities classified as available-for-sale	161	-	(189)	14	14	-	-	-
Total	1,124	352	(1,315)	(33)	9	323	4	464
*Other Comprehensive Income

The duration of the $185 million government debt securities portfolio is less than seven months on average. The $100 million US Treasury Bills are rated Aaa by Moody’s and the $85 million Italian Treasury Bills are rated A2 by Moody’s.

All securities are classified as available-for-sale and recorded at fair value as at October 1, 2011, with changes in fair value recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in equity, except for those changes deemed to be other-than-temporary impairment.

Out of the nine investment positions in floating-rate notes, six securities are in an unrealized loss position, which has been considered as temporary; furthermore, a senior floating rate note of Euro 15 million issued by Lehman Brothers was impaired and recorded as other-than-temporary in 2008 and during the first quarter of 2011. For all investments, except the Lehman Brothers senior unsecured bonds described below, the Company expects to recover the debt securities’ entire amortized cost basis. Since the duration of the portfolio is 1.09 years on average and the securities have an average Moody’s rating of Aa3 (with the only exception of the Lehman Brothers senior unsecured bonds), the Company expects the value of the securities to return to par as the final maturity is approaching; as such, no credit loss has been identified on these instruments. As a result, the change in fair value is recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in equity. The Company estimated the fair value of these financial assets based on publicly quoted market prices, which corresponds to a level 1 fair value measurement hierarchy.

For the Lehman Brothers senior unsecured bonds, the Company had measured fair value since Lehman Brothers Chapter 11 filing on September 15, 2008 based on information received from a major credit rating entity. Such fair value information relied on historical recovery rates and was assessed to correspond to a level 3 fair value hierarchy.  At the date of Lehman Brothers Chapter 11 filing, the Company did not expect to recover the entire amortized cost basis of the securities and reported in earnings an other-than-temporary impairment charge representing 50% of the face value of the debt securities. In Q1 2011, following values observed on the open market and direct unbinding quotation, the Company assessed whether it expected to recover the value of the Lehman Brothers debt securities determined to be $5 million, which was assessed to correspond to a level 2 fair value hierarchy. As a result, the Company recorded for these securities an other-than-temporary impairment charge amounting to $5 million, reported on the line “Other-than-temporary impairment charge and realized gain on financial assets” in the consolidated statement of income. The total other-than-temporary impairment as of October 1, 2011 represented 75% of the face value of these floating rate notes.

The securities and the government bonds are reported as current assets on the line “Marketable Securities” on the consolidated balance sheet as at October 1, 2011, since they represent investments of funds available for current operations.

The Company’s legal action to recover from Credit Suisse the amount invested in unauthorized auction rate securities against the Company’s instructions was settled on June 9, 2011 with a net cash payment of $350 million. Upon receipt of the funds, the ownership of the whole portfolio was transferred to Credit Suisse and the Company derecognized the $77 million of auction rate securities reported at fair value as non-current assets on the line “Non-current marketable securities” on the consolidated balance sheet as at April 2, 2011 and recognized in the second quarter of 2011 a pre-tax gain of $329 million, out of which $6 million was reported on the line “selling, general and administrative” and $323 million as a realized gain on financial assets.

On May 7, 2010 the Company disposed of its investment in Numonyx in exchange for 67 million shares in Micron Technology Inc., which were recorded in the consolidated balance sheet on the line “Marketable Securities” as of December 31, 2010. During November and December 2010, the Company sold around 47 million of those shares, together with the related hedging instruments.  The remaining 20 million shares and related hedging instruments were sold during January 2011, receiving $189 million proceeds and generated a non-operating gain of $14 million reported in the line “Gain (loss) on financial instruments, net”. In addition, the $6 million proceeds from the sale of the unwinding of the derivative instruments generated an additional $6 million gain, which is described in note 25. The $14 million gain reported as a component of “Accumulated Other Comprehensive Income” represents the reversal of the deferred loss on those remaining shares reported as of December 31, 2010.

13.	Trade Accounts Receivable, Net

Trade accounts receivable, net consisted of the following:

	(Unaudited)	(Audited)
In millions of U.S. dollars	As at October 1, 2011	As at December 31, 2010

Trade accounts receivable	1,226	1,247
Valuation allowance	(18)	(17)

Total trade accounts receivable, net	1,208	1,230

In the first nine months of 2011, ST-Ericsson sold, without recourse, $900 million of receivables, of which $274 million in the third quarter of 2011, with a financial cost of approximately $2 million for the nine months ended October 1, 2011; it enters into factoring transactions to accelerate the realization in cash of some trade accounts receivable.

14.	Inventories, Net

Inventories are stated at the lower of cost or market value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on the Company’s manufacturing performance. In the case of underutilization of manufacturing facilities, the costs associated with the excess capacity are not included in the valuation of inventories but charged directly to cost of sales.

Provisions for obsolescence are estimated for excess uncommitted inventories based on the previous quarter’s sales, backlog of orders and production plans.

Inventories, net of reserve consisted of the following:

	(Unaudited)	(Audited)
In millions of U.S. dollars	As at October 1, 2011	As at December 31, 2010

Raw materials	105	80
Work-in-process	1,082	976
Finished products	514	441

Total Inventories, net	1,701	1,497

15.	Business Combinations

Acquisition in 2010

In 2010, the Company completed two transactions to acquire substantially all the assets of two development stage companies based in the United States of America. These acquisitions provide the Company with leading technologies in the field of rectifier diodes and powerline communications. Both transactions were structured as asset deals which have been accounted for as business combinations and were determined to be included in the reportable segments “Power Discrete Products” (“PDP”) and “Analog, MEMS and Microcontrollers” (“AMM”).

The fair value of the identifiable assets and assumed liabilities acquired from these two companies at acquisition-date were as follows:

In millions of USD	Fair value recognized on acquisition
Technology	13
Goodwill	1
In-process R&D	5
Total identifiable net assets at fair value	19
Purchase consideration	19

The purchase consideration is made of cash payments for $11 million and the acquisition-date fair value of contingent considerations. Goodwill on these transactions arises principally due to the value of the assembled workforce.

Acquisition in 2011

Until April 15, 2011, the Company accounted for its 41.2% equity investment in Veredus Laboratories Pte (“Veredus”) under the equity method. Veredus is a life science company based in Singapore that develops, commercializes and manufactures diagnostic tools that are marketed worldwide. Veredus offers highly sensitive and user-friendly molecular diagnostic tools that include gel based detection kits and the latest cutting edge Lab-on-Chip technology. These diagnostic tools can be used in field conditions as well as in medical labs and hospitals.

On April 15, 2011, the Company exercised a call option and purchased shares from Veredus’ founders to increase its ownership in Veredus to 63.7%. This provides the Company control over Veredus which has been a subsidiary of the Company from this date.

The acquired business made an immaterial contribution to the Company’s consolidated revenue and net result for the period from April 15, 2011 to October 1, 2011.

The following table summarizes the consideration transferred to acquire Veredus and the amounts of the identified assets acquired and liabilities assumed at the acquisition date, as well as the fair value of the non-controlling interest in Veredus at the acquisition date.

In millions of U.S. dollars
Fair value of consideration transferred:
Cash consideration paid to Veredus’ founders	7
Fair value of the Company’s investment in Veredus held before the business combination	9
Fair value of the non-controlling interest in Veredus	9
25
Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and cash equivalents	1
Inventories	1
Property, Plant and Equipment, net	1
In-Process R&D	12
Patents and Intellectual Property	3
Long-term deferred tax assets	1
Long-term deferred tax liabilities	(3)
Other current liabilities	(1)
Total identifiable net assets	15

Goodwill	10

As a result of the Company obtaining control over Veredus, the Company’s previously held 41.2% was re-measured to fair value; however this did not result in any gain or loss.
The goodwill is attributable to the workforce of the acquired business and to the increased footprint of the Company in the healthcare business. The goodwill is not expected to be deductible for tax purposes. All of the $10 million was allocated to the Company’s Automotive, Consumer, Computer and Communication Infrastructure (“ACCI”) segment.

Immediately after this acquisition, the Company increased its ownership in Veredus to 67% through the issuance of new Veredus’ shares for a cash amount of $1 million. This transaction did not result in a change of control of Veredus and therefore has been accounted for as an equity transaction.

16.	Goodwill

Changes in the carrying amount of goodwill were as follows:

In millions of U.S. dollars	Automotive Consumer Computer and Communication Infrastructure (“ACCI”)	Wireless Sector (“Wireless”)	Analog, MEMS and Microcontrollers (“AMM”)	Power Discrete Products (“PDP”)	Total

December 31, 2010 (Audited)	43	923	88	-	1,054
Business Combination	10	-	-	-	10
Foreign currency translation	-	2	-	-	2
October 1, 2011 (Unaudited)	53	925	88	-	1,066

At the end of the third quarter of 2011, the Company performed its annual impairment test campaign. This impairment test has not led to the recognition of any impairment charge at the end of the third quarter of 2011.

Based on the result of this impairment test, the fair value of the Wireless business still exceeded its carrying value by 81%. If market conditions deteriorate or if the Wireless business experiences a lack of or delay in results, in particular with respect to design-wins with customers to generate future revenues, the Company’s goodwill, intangible assets and other long lived assets may be impaired and a valuation allowance might be necessary for the ST-Ericsson related deferred tax assets if the tax planning strategies would not be sufficient. Further impairment charges could also result from new valuations triggered by changes in the product portfolio or strategic transactions, particularly in the event of a downward shift in future revenues or operating cash flows in relation to current plans or in case of capital injections by or equity transfers to third parties at a value lower than current carrying amount. If the Company were to record an impairment, the charges might be material to the results of operations and its financial position.

17.	Other intangible assets

Other intangible assets consisted of the following:

October 1, 2011 (Unaudited)	Gross Cost	Accumulated Amortization	Net Cost

Technologies & licenses	873	(695)	178
Contractual customer relationships	488	(158)	330
Purchased software	323	(283)	40
Construction in progress	117	-	117
Other intangible assets	99	(83)	16
Total	1,900	(1,219)	681

December 31, 2010 (Audited)	Gross Cost	Accumulated Amortization	Net Cost

Technologies & licenses	827	(609)	218
Contractual customer relationships	488	(122)	366
Purchased software	309	(256)	53
Construction in progress	82	-	82
Other intangible assets	91	(79)	12
Total	1,797	(1,066)	731

The lines “Construction in progress” and “Other intangible assets” in the tables above include primarily internally developed software, which are under construction and in use, respectively.

Amortization expense was $156 million and $153 million for the nine-month periods ended October 1, 2011 and September 25, 2010, respectively.

The estimated amortization expense of the existing intangible assets for the following years is as follows:

Year
2011	62
2012	175
2013	95
2014	73
2015	61
Thereafter	215
Total	681

18.	Equity Investments

Equity investments as at October 1, 2011 and December 31, 2010 were as follows:

	(Unaudited)		(Audited)
In millions of USD, except percentages	October 1, 2011		December 31, 2010
	Carrying value	Ownership percentage	Carrying value	Ownership percentage
ST-Ericsson AT SA	20	49.9%	39	49.9%
3Sun S.r.l.	85	33.3%	83	33.3%
Other equity investments	1	-	11	-
Total	106		133

ST-Ericsson AT SA (“JVD”)

On February 3, 2009, the Company announced the closing of a transaction to combine the businesses of Ericsson Mobile Platforms (“EMP”) and ST-NXP Wireless into a new venture, named ST-Ericsson. As part of the transaction, the Company received an interest in ST-Ericsson AT Holding AG, in which the Company owns 50% less a controlling share held by Ericsson. The Company’s investment in JVD at the date of the transaction was valued at $99 million. In 2010, ST-Ericsson AT Holding AG was merged into ST-Ericsson AT SA. In the first nine months of 2011, the line “Loss on equity investments” in the Company’s consolidated statement of income included a charge of $19 million related to JVD. This amount includes the amortization of basis differences. The Company’s current maximum exposure to loss as a result of its involvement with JVD is limited to its equity investment that amounted to $20 million as at October 1, 2011.

The Company has determined that JVD is a VIE, but has determined that the Company is not the primary beneficiary of the entity. This determination is based on the judgment that the most significant activities of JVD are primarily R&D services performed for JVS and Ericsson, for which the Company does not have the power to direct by contract or voting control. The Company has not provided additional financial support in the first nine months of 2011 and currently has no requirement or intent to provide further financial support to JVD.

3Sun S.r.l. (“3Sun”)

3Sun is a joint initiative between Enel Green Power, Sharp and the Company for the manufacture of thin film photovoltaic panels in Catania, Italy. Each partner owns a third of the common shares of the entity. The Company has determined that 3Sun is not a variable interest entity. However the Company exercises a significant influence over 3Sun and consequently accounts for its investment in 3Sun under the equity method.

As part of the transaction with Micron, the Company exercised its right to indirectly purchase the Numonyx M6 facility in Catania, Italy. On July 1, 2010, Numonyx contributed the M6 going concern and facility to 3Sun and immediately transferred the newly issued shares of 3Sun to the Company against the redemption of the $78 million subordinated notes issued by Numonyx and held by the Company. Since the investment in 3Sun is denominated in euro, the investment is revalued at each reporting date closing, the exchange difference being recorded as currency translation adjustment in “Accumulated other comprehensive income” in the consolidated statement of changes in equity. As at October 1, 2011, the Company’s current maximum exposure to loss as a result of its involvement with 3Sun is limited to its equity investment of $85 million and under certain conditions, to participate to a share capital increase up to EUR 30 million.

19.	Other Investments and Other Non-current Assets

Investments and other non-current assets consisted of the following:

	(Unaudited)	(Audited)
In millions of U.S. dollars	As at October 1, 2011	As at December 31, 2010

Long-term receivables related to tax refund	345	278
Investments carried at cost	27	28
Deposits and other non-current assets	24	22
Available-for-sale equity securities	10	11
Long-term receivables from third party	12	19
Held-for-trading equity securities	7	7
Long-term receivables related to funding	9	8
Prepaid for pension	8	4
Derivative instruments designated as cash flow hedge	-	6
Debt issuance costs, net	1	1
Total other investments and other non-current assets	443	384

Long-term receivables related to tax refund are mainly public grants to be received from governmental agencies in Italy and France as part of long-term research and development, industrialization and capital investment projects.

Investments carried at cost are equity securities with no readily determinable fair value. In particular, it includes the Company’s investment in DNP Photomask Europe S.p.A (“DNP”). The Company entered into a joint venture agreement in 2002 with Dai Nippon Printing Co, Ltd for the development and production of photomasks in which the Company holds a 19% equity interest. DNP was initially capitalized with the Company’s contribution of €2 million of cash. Dai Nippon Printing Co, Ltd contributed €8 million of cash for an 81% equity interest. At October 1, 2011, the Company’s total contribution to the joint venture is $10 million. The Company continues to maintain its 19% ownership of the joint venture, and therefore continues to account for this investment under the cost method. The Company has identified the joint venture as a VIE, but has determined that it is not the primary beneficiary. The significant activities of DNP revolve around the creation of masks and development of high level mask technology. The Company does not have the power to direct such activities. The Company’s current maximum exposure to loss as a result of its involvement with the joint venture is limited to its investment. The Company has not provided additional financial support in the first nine months of 2011 and currently has no requirement or intent to provide further financial support to the joint venture.

Long-term receivables related to funding correspond to tax benefits claimed by the Company in certain of its local tax jurisdictions, for which collection is expected beyond one year.

Derivative instruments designated as hedge are further described in Note 25.

20.	Financial debt

Long term debt consisted of the following:

	(Unaudited)	(Audited)
In millions of U.S. dollars	October 1, 2011	December 31, 2010

Funding program loans from European Investment Bank:
0.37% due 2014, floating interest rate at Libor + 0.017%	80	80
0.28% due 2015, floating interest rate at Libor + 0.026%	37	47
0.31% due 2016, floating interest rate at Libor + 0.052%	97	116
0.68% due 2016, floating interest rate at Libor + 0.317%	129	155
0.48% due 2016, floating interest rate at Libor + 0.213%	143	171
Other funding program loans:
0.45% (weighted average), due 2012, fixed interest rate	2	2
0.50% (weighted average), due 2013, fixed interest rate	4	3
0.49% (weighted average), due 2014, fixed interest rate	2	3
0.50% (weighted average), due 2016, fixed interest rate	1	1
0.50% (weighted average), due 2017, fixed interest rate	1	1
0.74% (weighted average), due 2018, fixed interest rate	2	2
Capital leases:
6. 48% (weighted average), due 2011, fixed interest rate	-	2
0.00%, due 2012, fixed interest rate	2	-
6.00% (weighted average), due 2014, fixed interest rate	6	7
5.29% (weighted average), due 2017, fixed interest rate	2	2
Senior Bonds:
1.93%, due 2013, floating interest rate at Euribor + 0.40%	473	569
Convertible debt:
1.50% convertible bonds due 2016	421	534
Total long-term debt	1,402	1,695
Less current portion (excluding short term borrowings)	(533)	(645)
Total long-term debt, less current portion	869	1,050

The financial debt was $1,709 million as at October 1, 2011, comprised of $307 million of short-term borrowings and $1,402 of long-term debt, of which $533 million are current portion.

In February 2006, the Company issued $1,131 million principal amount at maturity of zero coupon senior convertible bonds due in February 2016. The bonds were issued at 100% of principal with a yield to maturity of 1.5% and resulted in net proceeds to the Company of $974 million less transaction fees. The bonds are convertible by the holder at any time prior to maturity at a conversion rate of 43.833898 shares per one thousand dollar face value of the bonds corresponding to 42,694,216 equivalent shares. This conversion rate has been adjusted from 43.363087 shares per one thousand dollar face value of the bonds as at May 21, 2007, as the result of the extraordinary cash dividend approved by the Annual General Meeting of Shareholders held on May 14, 2008.

This new conversion has been effective since May 19, 2008. The holders can redeem the convertible bonds on February 23, 2012 at a price of $1,093.81 and on February 24, 2014 at a price of $1,126.99 per one thousand dollar face value of the bonds. The Company can call the bonds at any time after March 10, 2011 subject to the Company’s share price exceeding 130% of the accreted value divided by the conversion rate for 20 out of 30 consecutive trading days. The Company may redeem for cash at the principal amount at issuance plus accumulated gross yield all, but not a portion, of the convertible bonds at any time if 10% or less of the aggregate principal amount at issuance of the convertible bonds remain outstanding in certain circumstances or in the event of changes to the tax laws of the Netherlands or any successor jurisdiction. In 2009, the Company repurchased 98 thousand bonds corresponding to $106 million principal amount for a total cash consideration of $103 million, realizing a gain on the repurchase of $3 million. In 2010, the Company repurchased around 386 thousand bonds corresponding to $417 million principal amount for a total cash consideration of $410 million, realizing a gain on the repurchase of $7 million. On February 23, 2011, certain bond holders exercised their first put option and redeemed for cash around 41 thousand bonds corresponding to $45 million principal amount and a total cash consideration of $44 million. In the third quarter of 2011, the Company repurchased around 66 thousand bonds corresponding to $73 million principal amount, inclusive of the swap, for a total cash consideration of $72 million, realizing a gain on the repurchase of approximately $1 million. 382,947 bonds remain outstanding and represent approximately 39% of the total amount originally issued. The repurchased bonds have been cancelled in accordance with their terms.

In March 2006, STMicroelectronics Finance B.V. (“ST BV”), a wholly owned subsidiary of the Company, issued floating rate senior bonds with a principal amount of €500 million at an issue price of 99.873%. The notes, which mature on March 17, 2013, pay a coupon rate of the three-month Euribor plus 0.40% on the 17th of June, September, December and March of each year through maturity. In the event of changes to the tax laws of the Netherlands or any successor jurisdiction, ST BV or the Company may redeem the full amount of senior bonds for cash. In the event of certain change in control triggering events, the holders can cause ST BV or the Company to repurchase all or a portion of the bonds outstanding. In 2010 the Company repurchased 74 thousand bonds for a total cash consideration of $98 million. In the first quarter of 2011 the Company repurchased about 22 thousand bonds for a total cash consideration of $30 million. In the third quarter of 2011, the Company repurchased about 53 thousand bonds corresponding to $77 million principal amount for a total cash consideration of $77 million. The repurchased bonds have been cancelled in accordance with their terms.

21.	Post Retirement and Other Long-term Employee Benefits

The Company and its subsidiaries have a number of defined benefit pension plans, mainly unfunded, and other long-term employees’ benefits covering employees in various countries. The defined benefit plans provide for pension benefits, the amounts of which are calculated based on factors such as years of service and employee compensation levels. The other long-term employees’ plans provide for benefits due during the employees’ period of service after certain seniority levels. The Company uses a December 31 measurement date for the majority of its plans. Eligibility is generally determined in accordance with local statutory requirements. For the Italian termination indemnity plan (“TFR” funded before July 1, 2007), the Company continues to measure the vested benefits to which Italian employees are entitled as if they retired immediately as of October 1, 2011, in compliance with the U.S. GAAP guidance on determining vested benefit obligations for defined benefit pension plans.

The components of the net periodic benefit cost included the following:

	Pension Benefits		Pension Benefits
	(Unaudited)		(Unaudited)
	Three months ended		Nine months ended
In millions of U.S. dollars	October 1, 2011	September 25, 2010	October 1, 2011	September 25, 2010

Service cost	(9)	(6)	(25)	(17)
Interest cost	(9)	(7)	(25)	(22)
Expected return on plan assets	5	4	15	13
Amortization of actuarial net (loss) gain	(3)	(1)	(6)	(2)
Amortization of prior service cost	-	-	(1)	(1)
Settlement	-	(1)	-	(2)
Net periodic benefit cost	(16)	(11)	(42)	(31)

	Other long-term benefits		Other long-term benefits
	(Unaudited)		(Unaudited)
	Three months ended		Nine months ended
In millions of U.S. dollars	October 1, 2011	September 25, 2010	October 1, 2011	September 25, 2010

Service cost	(4)	(2)	(9)	(5)
Interest cost	-	-	(2)	(2)
Net periodic benefit cost	(4)	(2)	(11)	(7)

Employer contributions paid and expected to be paid in 2011 are consistent with the amounts disclosed in the consolidated financial statements for the year ended December 31, 2010.

22.	Dividends

At the Company’s Annual General Meeting of Shareholders held on May 25, 2010, the distribution of a cash dividend of $0.28 per common share to be paid in four equal installments was adopted by the Company’s shareholders. Through December 31, 2010, three installments were paid for an amount of $186 million including withholding tax. The remaining $0.07 per share cash dividend totaling $62 million was paid in the first quarter of 2011.

At the Company’s Annual General Meeting of Shareholders held on May 3, 2011, the distribution of a cash dividend of $0.40 per common share to be paid in four equal installments was approved by the Company’s shareholders. The Company paid in cash the first two installments of $0.10 per share, corresponding to a total of $177 million, in the second and third quarters of 2011.

23.	Treasury Stock

The treasury shares have been designated for allocation under the Company’s share based remuneration programs of non-vested shares including such plans as approved by the 2005, 2006, 2007, 2008, 2009, 2010 and 2011 Annual General Meeting of Shareholders. As of October 1, 2011, 17,342,185 of these treasury shares were transferred to employees under the Company’s share based remuneration programs of which 3,155,967 in the first nine months of 2011.

As of October 1, 2011, the Company owned a number of treasury shares equivalent to 25,578,035.

24.	Contingencies and Legal proceedings

The Company is subject to possible loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Company, breach of contract claims, claims for unauthorized use of third-party intellectual property, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. In determining loss contingencies, the Company considers the likelihood of impairing an asset or the incurrence of a liability at the date of the financial statements as well as the ability to reasonably estimate the amount of such loss. The Company records a provision for a loss contingency when information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of loss can be reasonably estimated. The Company regularly reevaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Company. Changes in these evaluations could result in an adverse material impact on the Company’s results of operations, cash flows or its financial position for the period in which they occur.

The Company applies a two-step process for the evaluation of uncertain income tax positions based on a “more likely than not” threshold to determine if a tax position will be sustained upon examination by the taxing authorities. In addition to the foreign currency exchange impact, there was an immaterial increase in the amount of unrecognized tax benefits during the first nine months of 2011 in respect to uncertainties about a certain tax treatment not yet validated with the relevant fiscal authorities. All unrecognized tax benefits would affect the effective tax rate, if recognized. Interest and penalties recognized in the consolidated balance sheets as at October 1, 2011 and December 31, 2010 and in the consolidated statements of income for the first nine months of 2011 and 2010 are not material. The tax years that remain open for review in the Company’s major tax jurisdictions are from 1996 to 2010.

The Company has received and may in the future receive communications alleging possible infringements, in particular in the case of patents and similar intellectual property rights of others. Furthermore, the Company periodically conducts broad patent cross license discussions with other industry participants which may or not be successfully concluded. The Company may become involved in costly litigation brought against the Company regarding patents, mask works, copy-rights, trade-marks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Company, the Company may be required to license patents and/or other intellectual property rights at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Company’s results of operations, cash flows, financial position and/or ability to compete.

The Company is otherwise also involved in various lawsuits, claims, investigations and proceedings incidental to its business and operations.

On April 17, 2007, Tessera Technologies, Inc. filed a complaint against the Company and numerous other semiconductor manufacturers before the International Trade Commission (ITC) requesting the ITC to enter an injunction barring the importation of any product containing a device that infringes two identified patents related to ball grid array (BGA) packaging technology. On May 20, 2009 the ITC issued a final order finding that all the respondents infringe on Tessera’s asserted patents, and granted Tessera’s request for a Limited Exclusion Order prohibiting the importation of respondents’ infringing products. On December 21, 2010, the Federal Circuit Court of Appeals issued an opinion upholding the ITC’s final order. Respondents have requested that the Federal Circuit re-hear the appeal before the entire panel of justices. A petition for certiori has been filed by the defendants to the ITC proceedings with respect to the unfavorable ITC decision of May 20, 2009, which is still pending before the U.S. Supreme Court. In September 2010, the asserted patents all expired, thus nullifying the Limited Exclusion Order, and as a result, Tessera may no longer claim any injunctive relief. The filing of the ITC proceedings on April 17, 2007 resulted in the stay of an earlier lawsuit filed by Tessera in January 2006 against the Company and other manufacturers in the U.S. District Court for the Northern District of California, pursuant to which Tessera was claiming an injunction as well as an unspecified amount of monetary damages for breach of a 1997 License Agreement by the Company. The Company expects that once the appellate process concerning the ITC ruling is completed, Tessera will seek to lift the stay on the pending proceedings in the Federal Court for the Northern District of California. The Company continues to assess the merits of all ongoing litigation with Tessera.

On December 1, 2010, Rambus Inc. filed a complaint with the ITC against the Company and numerous other parties, asserting that it engaged in unfair trade practices by importing certain memory controllers and devices using certain accused interface technologies that allegedly infringe six patents. The complaint seeks an exclusion order to bar importation into the United States of all semiconductor chips that include memory controllers and/or peripheral interfaces that are manufactured, imported, or sold for importation and that infringe any claim of the asserted patents, and all products incorporating the same. The complaint further seeks a cease and desist order directing the Company and other parties to cease and desist from importing, marketing, advertising, demonstrating, sampling, warehousing inventory for distribution, offering for sale, selling, distributing, licensing, or using any semiconductor chips that include memory controllers and/or peripheral interfaces, and products containing such semiconductor chips, that infringe any claim of the asserted patents. On December 29, 2010, the ITC voted to institute an investigation based on Rambus’ complaint. The Company filed its response to the complaint on February 1, 2011. A trial was held before the ITC from October 11, 2011, until October 20, 2011. The Preliminary Determination date is currently set for January 2012 with Final Determination scheduled on May 4, 2012.

Also on December 1, 2010, Rambus filed a lawsuit against the Company in the U.S. District Court for the Northern District of California alleging infringement of nineteen Rambus patents. On June 13, 2011, the District Court issued an order granting in part and denying in part defendants’ motion to stay the action concerning Rambus patent infringement claims pending completion of the aforementioned ITC proceedings. The case is stayed as to nine of the asserted patents, and moving forward as to the remaining patents. No trial date has yet been set. The Company intends to vigorously defend its position in these matters.

On December 4, 2009, the Company received from the International Chamber of Commerce the notification of a request for arbitration filed by NXP Semiconductors Netherlands BV “NXP” against the Company, claiming compensation for so called underloading costs of approximately $59 million pursuant to a Manufacturing Services Agreement entered into between NXP and ST-NXP Wireless, at the time of the creation of ST-NXP Wireless, the Company’s wireless semiconductor products joint venture with NXP. During the second quarter of 2011, an arbitration hearing was held in Paris regarding this claim. Final briefs were filed in July 2011 and the Company is awaiting the decision from the arbitral panel. The Company remains confident in the strength of its legal position regarding this claim.

The pending proceedings which the Company faces involve complex questions of fact and law. The results of legal proceedings are uncertain and material adverse outcomes are possible.

The Company regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Company. There can be no assurance that its recorded reserves will be sufficient to cover the extent of its potential liabilities. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Company’s interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize. As of October 1, 2011, provisions for estimated losses with respect to legal proceedings were not considered material. Additionally, at this time and on the basis of available information, the Company believes that the possible loss contingencies in aggregate, as they can be reasonably estimated, do not represent a material amount to the financial statements as a whole, including results of operations, cash flows and financial position.

25.	Derivative Instruments and Hedging Activities

The Company is exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its ongoing investing and financing activities. The Company’s activities expose it to a variety of financial risks, such as market risk, credit risk and liquidity risk. The Company uses derivative financial instruments to hedge certain risk exposures. The primary risk managed by using derivative instruments is foreign currency exchange risk.

           Foreign currency exchange risk

Currency forward contracts and options are entered into to reduce exposure to changes in exchange rates on the denomination of certain assets and liabilities in foreign currencies at the Company’s subsidiaries and to manage the foreign exchange risk associated with forecasted transactions.

Derivative Instruments Not Designated as a Hedge

The Company conducts its business on a global basis in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities at the Company’s subsidiaries. Management has set up a policy to require the Company’s subsidiaries to hedge their entire foreign exchange risk exposure with the Company through financial instruments transacted or supervised by Corporate Treasury. To manage their foreign exchange risk arising from foreign-currency-denominated assets and liabilities, the Company’s subsidiaries use forward contracts and purchased currency options. Foreign exchange risk arises from exchange rate fluctuations on assets and liabilities denominated in a currency that is not the entity’s functional currency. These instruments do not qualify as hedging instruments for accounting purposes and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income and expenses, net” in the consolidated statements of income.

Cash Flow Hedge

To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company hedges through the use of currency forward contracts and currency options, including collars, certain Euro-denominated forecasted intercompany transactions that cover at reporting date a large part of its research and development, selling, general and administrative expenses as well as a portion of its front-end manufacturing costs of semi-finished goods. The Company also hedges through the use of currency forward contracts certain Swedish krona-denominated forecasted transactions that cover at reporting date a large part of its research and development expenses of the consolidated ST-Ericsson joint venture.

These derivative instruments are designated as and qualify for cash flow hedge. They are reflected at fair value in the consolidated balance sheets. The criteria for designating a derivative as a hedge include the instrument’s effectiveness in risk reduction and, in most cases, a one-to-one matching of the derivative instrument to its underlying transaction, which enables the Company to conclude, based on the fact that the critical terms of the hedging instruments match the terms of the hedged transactions, that changes in cash flows attributable to the risk being hedged are expected to be completely offset by the hedging derivatives. Currency forward contracts and currency options, including collars, used as hedges are effective at reducing the Euro/U.S. dollar and the U.S. dollar /Swedish krona currency fluctuation risk and are designated as a hedge at the inception of the contract and on an on-going basis over the duration of the hedge relationship. Effectiveness on transactions hedged through purchased currency options and collars is measured on the full fair value of the instrument, including the time value of the option. Ineffectiveness appears if the hedge relationship is not perfectly effective or if the cumulative gain or loss on the derivative hedging instrument exceeds the cumulative change on the expected cash flows on the hedged transactions. The gain or loss from the effective portion of the hedge is reported as a component of “Accumulated other comprehensive income (loss)” in the consolidated statements of changes in equity and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated statement of income line item as the impact of the hedged transaction. When a designated hedging instrument is either terminated early or an improbable or ineffective portion of the hedge is identified, or when it is probable that the forecasted transaction will not occur by the end of the originally specified time period, the cumulative gain or loss that was reported in “Accumulated other comprehensive income (loss)” is recognized immediately in earnings.

The principles regulating the hedging strategy for derivatives designated as cash flow hedge are established as follows: (i) for R&D and Corporate costs, up to 80% of the total forecasted transactions; (ii) for manufacturing costs, up to 70% of the total forecasted transactions. The maximum length of time over which the Company hedges its exposure to the variability of cash flows for forecasted transactions is 24 months.

As at October 1, 2011, the Company had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Swedish krona-denominated forecasted transactions:

In millions of Euros	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs

Forward contracts	276	286
Currency options	21	42
Currency collars	218	404

In millions of Swedish krona	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs

Forward contracts	693	-

           Interest rate risk

Borrowings issued at variable rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk. The Company’s interest rate risk arises mainly from long-term borrowings at fixed rates. The Company analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. Since almost all the liquidity of the Company is invested in floating rate instruments, the Company’s interest rate risk arises from the mismatch of fixed rate liabilities and floating rate assets.

           Other market risk

As part of its ongoing investing activities, the Company may be exposed to equity security price risk for investments in public entities classified as available-for-sale. In order to hedge the exposure to this market risk, the Company may enter into certain hedging derivative transactions. In the first quarter of 2010, the Company purchased a put option in order to hedge a potential equity position in an unaffiliated company, for a total notional amount of 10 million shares. The put option did not meet at that time the criteria for designation as a hedging instrument and was consequently classified as a held-for-trading financial asset. The Company reported on that period an unrealized loss amounting to $6 million on the line “Gain (loss) on financial instruments, net” in the consolidated statement of income for the nine months ended September 25, 2010. In April 2010, the Company entered into a written call option, with a notional amount of 5 million shares, to be combined with the existing purchased put in order to structure a zero-cost collar as a single hedging instrument. From inception of this new hedging relationship and on an on-going basis, the combined options qualified for cash flow hedge.

The Company also entered in April 2010 into additional derivative instruments to hedge forecasted sales of Micron shares for a total additional notional amount of approximately 40 million shares. The hedged forecasted sales were assessed to be highly probable transactions, from inception of the hedge and on an on-going basis. As for the combined options described above, the hedging transaction qualified for cash flow hedge. In December 2010, the Company decided to discontinue two of the four hedging instruments and simultaneously sold the underlying 30 million shares. The remaining two instruments, which corresponded to zero-cost collars, for a total notional amount of 20,056,131 shares still qualified for cash flow hedge accounting as at December 31, 2010. In the first nine months of 2011, the Company decided to discontinue the hedging instruments and simultaneously sold the underlying shares. Proceeds from the unwinding of the collars totaled $6 million, which generated a non-operating gain of the same amount reported on the line “Gain (loss) on financial instruments, net” on the consolidated statement of income for the nine months ended October 1, 2011. The impact of the sale of Micron shares is described in Note 12.

Information on fair value of derivative instruments and their location in the consolidated balance sheets as at October 1, 2011 and December 31, 2010 is presented in the table below:

In millions of U.S. dollars	As at October 1, 2011		As at December 31, 2010
Asset Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value

Derivatives designated as a hedge:
Foreign exchange forward contracts	Other receivables and assets	5	Other receivables and assets	46
Currency options	Other receivables and assets	1	Other receivables and assets	-
Currency collars	Other receivables and assets	5	Other receivables and assets	-
Currency collars	Other investments and other non-current assets	-	Other investments and other non-current assets	6
Contingent zero-cost collars	Other receivables and assets	-	Other receivables and assets	27

Total derivatives designated as a hedge		11		79

Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other receivables and assets	1	Other receivables and assets	12
Total derivatives not designated as a hedge:		1		12

Total Derivatives		12		91

In millions of U.S. dollars	As at October 1, 2011		As at December 31, 2010
Liability Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value

Derivatives designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(18)	Other payables and accrued liabilities	(8)
Currency collars	Other payables and accrued liabilities	(22)	Other payables and accrued liabilities	(2)
Total derivatives designated as a hedge		(40)		(10)

Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(12)	Other payables and accrued liabilities	(1)
Total derivatives not designated as a hedge:		(12)		(1)
Total Derivatives		(52)		(11)

The effect on the consolidated statements of income for the three and nine months ended October 1, 2011 and September 25, 2010 and on the Other comprehensive income (“OCI”) as reported in the statement of changes in equity as at October 1, 2011 and December 31, 2010 of derivative instruments designated as cash flow hedge is presented in the table below:

In millions of U.S. dollars	Gain (loss) deferred in OCI on derivative		Location of gain (loss) reclassified from OCI into earnings	Gain (loss) reclassified from OCI into earnings
				Three months ended		Nine months ended
	October 1, 2011	December 31, 2010		October 1, 2011	September 25, 2010	October 1, 2011	September 25, 2010
Foreign exchange forward contracts	1	19	Cost of sales	20	(30)	62	(37)
Foreign exchange forward contracts	-	3	Selling, general and administrative	2	(5)	8	(7)
Foreign exchange forward contracts	(11)	16	Research and development	12	(21)	47	(34)
Currency options	(1)	(1)	Cost of sales	(1)	(1)	(2)	(4)
Currency options	-	-	Selling, general and administrative	-	-	-	(1)
Currency options	(1)	(1)	Research and development	(1)	(1)	(1)	(2)

Currency collars	(12)	-	Cost of sales	1	-	1	-
Currency collars	(2)	-	Selling, general and administrative	-	-	-	-
Currency collars	(6)	2	Research and development	-	-	-	-
Contingent zero-cost collars	-	27	Gain (loss) on financial instruments, net	-	-	6	-

Total	(32)	65		33	(58)	121	(85)

The whole amount deferred as at October 1, 2011 in OCI is expected to be reclassified as earnings within the next twelve months.

No ineffective portion of the cash flow hedge relationships was recorded in earnings in the first nine months of 2011 and 2010. No amount was excluded from effectiveness measurement on foreign exchange forward contracts, currency options and collars.

The effect on the consolidated statements of income for the three and nine months ended October 1, 2011 and September 25, 2010 of derivative instruments not designated as a hedge is presented in the table below:

In millions of U.S. dollars	Location of gain recognized in earnings	Gain (loss) recognized in earnings
		Three months ended		Nine months ended
		October 1, 2011	September 25, 2010	October 1, 2011	September 25, 2010
Foreign exchange forward contracts	Other income and expenses, net	(2)	18	39	(43)
Purchased put option	Gain (loss) on financial instruments, net	-	-	-	(6)

Total		(2)	18	39	(49)

The Company did not enter into any derivative instrument containing significant credit-risk-related contingent features.

26.	Fair Value Measurements

The table below details assets (liabilities) measured at fair value on a recurring basis as at October 1, 2011:

		Fair Value Measurements using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	October 1, 2011
In millions of U.S. dollars
Debt securities issued by the U.S. Treasury	100	100	-	-
Euro-denominated debt securities issued by foreign governments	85	85	-	-
Euro-denominated Senior debt Floating Rate Notes issued by Lehman Brothers	5	-	5	-
Euro-denominated Senior debt Floating Rate Notes issued by other financial institutions	98	98	-	-
Euro-denominated Fixed rate debt securities issued by financial institutions	27	27	-	-
U.S. dollar-denominated Senior debt Floating Rate Notes issued by other financial institutions	149	149	-	-
Equity securities classified as held for trading	7	7	-	-
Equity securities classified as available-for-sale	10	10	-	-
Derivative instruments designated as cash flow hedge	(29)	-	(29)	-
Derivative instruments not designated as a hedge	(11)	-	(11)	-
Total	441	476	(35)	-

The table below details assets (liabilities) measured at fair value on a recurring basis as at December 31, 2010:

		Fair Value Measurements using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	December 31, 2010
In millions of U.S. dollars
Aaa debt securities issued by the U.S. Treasury	350	350	-	-
Euro-denominated Aaa debt securities issued by foreign governments	213	213	-	-
Euro-denominated Senior debt Floating Rate Notes issued by Lehman Brothers	10	-	-	10
Euro-denominated Senior debt Floating Rate Notes issued by other financial institutions	118	118	-	-
U.S. dollar-denominated Senior debt Floating Rate Notes issued by other financial institutions	200	200	-	-
Auction Rate Securities	72	-	-	72
Micron shares classified as available-for-sale	161	161	-	-
Other equity securities classified as available-for-sale	11	11	-	-
Equity securities classified as held for trading	8	8	-	-
Derivative instruments designated as cash flow hedge	69	-	69	-
Derivative instruments not designated as a hedge	11	-	11	-
Total	1,223	1,061	80	82

For assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2011 and October 1, 2011 is presented as follows:

In millions of U.S. dollars	Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2011	82
Other-than-temporary impairment charge on Senior debt Floating Rate Notes issued by Lehman Brothers included in earnings on the line “Other-than-temporary impairment charge in financial assets”	(5)
Transfer of Senior debt Floating Rate Notes issued by Lehman Brothers to Level 2 fair value hierarchy	(5)
Settlement on Auction Rate Securities	(72)
October 1, 2011	-

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	(5)

For assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2010 and September 25, 2010 is presented as follows:

In millions of U.S. dollars	Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2010	226
Change in fair value of Auction Rate Securities	22
Change in fair value of Numonyx subordinated notes – pre-tax	2
Paid-in-kind interest on Numonyx subordinated notes	5
Extinguishment of Numonyx subordinated Notes	(180)
Currency translation adjustment	(1)
September 25, 2010	74

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	-

The table below details assets (liabilities) measured at fair value on a nonrecurring basis as at October 1, 2011:

		Fair value measurements using
In millions of U.S. dollars		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	October 1, 2011

Investments in equity securities carried at cost	27	-	-	27
Assets held for sale	28	-	28	-
Total	55	-	28	27

The table below details assets (liabilities) measured at fair value on a nonrecurring basis as at December 31, 2010:

		Fair value measurements using
In millions of U.S. dollars		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	December 31, 2010

Investments in equity securities carried at cost	28	-	-	28
Assets held for sale	28	-	28	-
Total	56	-	28	28

The assets held for sale are reported at the lower of their net book value and fair value less costs to sell. Fair value is determined by estimates provided by brokers based on past sales of similar assets.

For assets (liabilities) measured at fair value on a non-recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2011 and October 1, 2011 is presented as follows:
In millions of U.S. dollars	Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2011	28
Currency translation adjustment	(1)
October 1, 2011	27

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	-

For assets (liabilities) measured at fair value on a non-recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2010 and September 25, 2010 is presented as follows:

In millions of U.S. dollars	Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2010	222
Investments in equity securities carried at cost	(2)
Equity share in Numonyx earnings	14
Numonyx divestiture	(207)
September 25, 2010	27

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	-

The following table includes additional fair value information on other financial assets and liabilities recorded at amortized cost as at October 1, 2011 and as at December 31, 2010:

	2011		2010
Description	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
In millions of U.S. dollars
Long-term debt
- Bank loans (including current portion)	508	507	592	591
- Senior Bonds	473	472	569	566
- Convertible debt	421	415	534	528
Total	1,402	1,394	1,695	1,685

The table below details securities that currently are in an unrealized loss position.  The securities are segregated by investment type and the length of time that the individual securities have been in a continuous unrealized loss position as of October 1, 2011.

	October 1, 2011
	Less than 12 months		More than 12 months		Total
Description	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses
Senior debt floating rate notes	-	-	192	(6)	192	(6)
Total	-	-	192	(6)	192	(6)

The table below details securities that were in an unrealized loss position. The securities are segregated by investment type and the length of time that the individual securities have been in a continuous unrealized loss position as of September 25, 2010.

	September 25, 2010
	Less than 12 months		More than 12 months		Total
Description	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses
Senior debt floating rate notes	-	-	318	(5)	318	(5)
Equity securities classified as available for sale	481	(102)	-	-	481	(102)
Total	481	(102)	318	(5)	799	(107)

The methodologies used to estimate fair value are as follows:

Debt securities classified as available for sale

The fair value of floating rate notes and government bonds is estimated based upon quoted market prices for identical instruments. For Lehman Brothers senior unsecured bonds, fair value measurement was reassessed in 2008 from a Level 1 fair value measurement hierarchy to a Level 3 following Lehman Brothers Chapter 11 filing. Fair value measurement for these debt securities relied until December 31, 2010 on information received from a major credit rating entity based on historical recovery rates. In 2011, new information was publicly released about the Lehman Brothers Holding Inc. liquidation process, the announcement by Lehman Brothers Holdings Inc.  that it would seek approval of its reorganization plan and recent settlement negotiations between large bondholders and the liquidators. Based on these new facts and circumstances, the Company reassessed fair value measurement from a Level 3 fair value measurement hierarchy to a Level 2. The fair value of Lehman Brothers Senior debt floating rate notes is now based on expected recovery rates from the proposed reorganization plan, as reflected by values observed on open markets.

Foreign exchange forward contracts, currency options and collars

The fair value of these instruments is estimated based upon quoted market prices for similar instruments.

Equity securities classified as available-for-sale

The fair values of these instruments are estimated based upon market prices for the same or similar instruments. For shares on which a sale restriction is attached, the market price is discounted in order to reflect such restriction.

Equity securities held for trading

The fair value of these instruments is estimated based upon quoted market prices for the same instruments.

Equity securities carried at cost

The non-recurring fair value measurement is based on the valuation of the underlying investments on a new round of third party financing or upon liquidation.

Long-term debt and current portion of long-term debt

The fair value of long-term debt was determined based on quoted market prices, and by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Company’s incremental borrowing rates for similar types of borrowing arrangements.

Cash and cash equivalents, accounts receivable, bank overdrafts, short-term borrowings, and accounts payable

The carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.

27.	Segment Reporting

The Company operates in two business areas: Semiconductors and Subsystems.

In the Semiconductors business area, the Company designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications. In addition, the Company further participates in the manufacturing value chain of Smartcard products through its divisions, which include the production and sale of both silicon chips and Smartcards.

In the Subsystems business area, the Company designs, develops, manufactures and markets subsystems and modules for the telecommunications, automotive and industrial markets, including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to its business as a whole, the Subsystems segment does not meet the requirements for a reportable segment, as defined in the U.S. GAAP guidance.

As of January 1, 2011 the Company changed the segment organization structure. The current organization is as follows:

•	Automotive, Consumer, Computer and Communication Infrastructure (“ACCI”), comprised of:

o	Automotive Products Group (“APG”);

o	Computer and Communication Infrastructure (“CCI”);

o	Home Entertainment & Displays (“HED”); and

o	Imaging (“IMG”).

•	Analog, MEMS and Microcontrollers (“AMM”), comprised of:

o	Analog Products and Micro-Electro-Mechanical Systems (“Analog & MEMS”); and

o	Microcontrollers, non-Flash, non-volatile Memory and Smart Card products (“MMS”).

•	Power Discrete Products (“PDP”), comprised of:

o	Rectifiers, Thyristors & Triacs, Protection, Integrated Passive Active Devices (IPADs) and Transistors.

•	Wireless (“Wireless”) comprised of:

o	Entry Solutions and Connectivity (“ESC”) (former “2G, EDGE TD-SCDMA & Connectivity”);

o	Smartphone and Tablet Solutions (“STS”) (former “3G Multimedia & Platforms”);

o	Modems (“MOD”) (former “LTE & 3G Modem Solutions”);

in which, since February 3, 2009, the Company reports the portion of sales and operating results of ST-Ericsson as consolidated in the Company’s revenue and operating results, and

o	Other Wireless, in which the Company reports other revenues, gross margin and other items related to the Wireless business outside the ST-Ericsson JVS.

In 2011, following the change of segment structure, the Company restated its results from prior periods for illustrative comparisons of its performance by product segment. The preparation of segment information based on the current segment structure requires management to make significant estimates, assumptions and judgments in determining the operating income of the segments for the prior reporting periods.

The Company’s principal investment and resource allocation decisions in the Semiconductor Business area are for expenditures on research and development and capital investments in front-end and back-end manufacturing facilities. These decisions are not made by product segments, but on the basis of the Semiconductor Business area. All these product segments share common research and development for process technology and manufacturing capacity for most of their products.

The following tables present the Company’s consolidated net revenues and consolidated operating income by semiconductor product segment. For the computation of the segments’ internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with the Company’s internal policies, certain cost items are not charged to the segments, including unused capacity charges, impairment, restructuring charges and other related closure costs, start-up and phase-out costs of certain manufacturing facilities, strategic and special research and development programs or other corporate sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges.

Net revenues by product segment:

	(Unaudited)		(Unaudited)
	Three months ended		Nine months ended
In millions of U.S. dollars	October 1, 2011	September 25, 2010	October 1, 2011	September 25, 2010

Net revenues by product segment:
Automotive, Consumer, Computer and Communication Infrastructure (“ACCI”)(1)	981	1,064	3,151	2,979
Analog, MEMS and Microcontrollers (“AMM”) (1)	721	694	2,226	1,876
Power Discrete Products (“PDP”)	316	340	986	953
Wireless	412	546	1,143	1,658
Others(2)	12	13	37	47

Total consolidated net revenues	2,442	2,657	7,543	7,513

(1)	Following the transfer of a small business unit from ACCI to AMM, the Company reclassified prior period revenues accordingly.
(2)	Includes revenues from the sales of Subsystems and other products not allocated to product segments.

Net revenues by product segment and by product line:

	(Unaudited)		(Unaudited)
	Three months ended		Nine months ended
In millions of U.S dollars	October 1, 2011	September 25, 2010	October 1, 2011	September 25, 2010

Net revenues by product lines:
Automotive Products Group (“APG”)	404	364	1,295	1,015
Computer and Communication Infrastructure (“CCI”)	231	296	765	834
Home Entertainment & Displays (“HED”)	173	245	584	698
Imaging (“IMG”)	152	143	475	393
Others	21	16	32	39
Automotive, Consumer, Computer and Communication Infrastructure (“ACCI”) (1)	981	1,064	3,151	2,979
Analog and Micro-Electro-Mechanical Systems (“Analog & MEMS”)	432	384	1,304	1,035
Microcontrollers, non-Flash, non-volatile Memory and Smartcard products (“MMS”)	287	309	919	838
Others	2	1	3	3
Analog, MEMS and Microcontrollers (“AMM”) (1)	721	694	2,226	1,876
Power Discrete Products (“PDP”)	316	340	986	953
Entry Solutions and Connectivity (“ESC”)	234	250	591	704
Smartphone and Tablet Solutions (“STS”)	144	287	461	931
Modems (“MOD”)	34	9	89	22
Others	-	-	2	1
Wireless	412	546	1,143	1,658
Others	12	13	37	47
Total consolidated net revenues	2,442	2,657	7,543	7,513

(1)	Following the transfer of a small business unit from ACCI to AMM, the Company reclassified prior period revenues accordingly.

Operating income (loss) by product segment:

	(Unaudited)		(Unaudited)
	Three months ended		Nine months ended
In millions of U.S. dollars	October 1, 2011	September 25, 2010	October 1, 2011	September 25, 2010

Operating income (loss) by product segment:
Automotive, Consumer, Computer and Communication Infrastructure (“ACCI”)	70	128	307	276
Analog, MEMS and Microcontrollers (“AMM”)	143	145	468	310
Power Discrete Products (“PDP”)	33	54	123	116
Wireless	(215)	(94)	(601)	(347)
Total operating income (loss) of product segments	31	233	297	355
Others(1)	(54)	(40)	(119)	(92)
Total consolidated operating income (loss)	(23)	193	178	263

(1)
Operating loss of “Others” includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs, phase-out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate level operating expenses, certain patent claims and litigation, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products Group.

Reconciliation of operating income of segments to the total operating income (loss):

	(Unaudited)		(Unaudited)
	Three months ended		Nine months ended
In millions of U.S. dollars	October 1, 2011	September 25, 2010	October 1, 2011	September 25, 2010

Reconciliation to consolidated operating income (loss):
Total operating income of product segments	31	233	297	355
Strategic and other research and development programs	(2)	(4)	(7)	(11)
Phase-out and start-up costs	-	(5)	(8)	(10)
Impairment, restructuring charges and other related closure costs	(10)	(27)	(65)	(72)
Unused capacity charges	(42)	-	(50)	(1)
Sales of materials	5	5	18	16
Other non-allocated provisions(1)	(5)	(9)	(7)	(14)
Total operating loss Others	(54)	(40)	(119)	(92)
Total consolidated operating income (loss)	(23)	193	178	263

(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	November 4, 2011	By:	/s/ Carlo Bozotti

		Name:	Carlo Bozotti
		Title:	President and Chief Executive Officer and Sole Member of our Managing Board

Enclosure:  STMicroelectronics N.V.’s Third Quarter and Nine Months of 2011:

•	Operating and Financial Review and Prospects;
•	Unaudited Interim Consolidated Statements of Income, Balance Sheets, Statements of Cash Flow and Statements of Changes in Equity and related Notes; and
•	Certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis.